NEWALTA

08005860

SEC Mail Processing Section
NOV 13 2008
Washington, DC
101

November 11, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated November 5, 2008;

2. Press Release dated November 5, 2008;

3. Notice of Meeting and Record Date from Valiant Trust Company dated November 5, 2008;

4. Interim Report for the three months ended September 30, 2008 including interim financial statements and Management's Discussion and Analysis;

5. Form 52-109 FT2 - Certification of Interim Filings – CEO; and

6. Form 52-109 FT2 - Certification of Interim Filings – CFO.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

PROCESSED
NOV 19 2008
THOMSON REUTERS

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

TBW/VZ
Encl.

NEWALTA CORPORATION
211 - 11 Avenue S.W.
Calgary, AB T2R 0C6

TEL 403.806.7000
FAX 403.806.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

NEWALTA INCOME FUND ANNOUNCES CONVERSION TO CORPORATION, 2009 GROWTH CAPITAL SPENDING PROGRAM AND EXTENSION OF ITS CREDIT FACILITY

CALGARY, Alberta, Canada, November 5, 2008 – Newalta Income Fund ("Newalta") (TSX:NAL.UN) today announced that its Board of Trustees has approved the conversion of Newalta from an income trust into a dividend-paying corporation (the "Conversion") to be positioned to take advantage of the various internal growth opportunities available to Newalta.

"Newalta has delivered consistent profitable growth for 15 years," said Al Cadotte, President and CEO of Newalta. "We are uniquely positioned with a broad range of internal growth opportunities to continue our dynamic growth for many years. The conversion to a corporation provides the best structure to execute this growth strategy."

Growth Capital Spending

Newalta has outstanding investment opportunities in all areas of its operations across Canada and the U.S. As a result of the uncertain economic outlook for 2009, management has established an initial growth capital budget in 2009 of $75 million. Newalta will continue to develop additional opportunities for execution next year if market conditions improve. Growth capital expenditures are expected to be funded mainly from funds from operations, with the balance from Newalta's credit facility. Maintenance capital for 2009 is budgeted at $28 million, slightly above our $25 million budget for 2008.

Newalta's $75 million in growth capital investments will be allocated among the following growth areas:

Fixed Facilities	$28 million
Heavy Oil	$22 million
U.S. Drill Site	$10 million

Industrial Onsite & Corporate $15 million

The 2009 growth capital budget is $35 million less than the budgeted investments for 2008. For 2008, we will have invested approximately $32 million in our Eastern Fixed Facilities including projects to activate the second lead-recycling kiln, expand capacities in Atlantic Canada, expand services at Chateauguay, as well as increase capacities and services at Barrie, Toronto and Brantford. These investments represent post-acquisition improvements to enhance our services in existing markets. For 2009, investments in eastern Canada facilities will be reduced by $25 million compared to 2008 as we focus on driving returns from the investments that we have made over the past two years. Corporate investments will be down approximately $10 million in 2009 compared to 2008 as the construction of the Calgary Corporate office is now complete. The total investment in Western Fixed Facilities, Heavy Oil, Drill Site and Industrial Onsite in the 2009 budget is substantially unchanged from the 2008 budget as we continue to invest in key areas of future growth.

Fixed Facilities
Newalta's fixed facility network is integral to its operations, providing the operational expertise and management capacity to support key growth initiatives.

Investments in fixed facilities represent the lowest-risk, highest-return investment opportunities for Newalta. These investments are primarily focused on productivity and efficiency improvements on Newalta's existing operations and services.

Approximately $21 million in Newalta's Western operating division and $7 million in Newalta's Eastern operating division is expected to be allocated to fixed facility expenditures in 2009. These capital projects are expected to include:

- adding satellite facilities, new disposal wells and landfills in western Canada;
- investing in numerous productivity improvements, including adding centrifugation capacity, across the facility network; and
- enhancing services in Atlantic Canada to capitalize on increased oil and gas activity in the region.

Heavy Oil
Newalta's heavy oil services business began 15 years ago with facilities at Hughenden and Elk Point, Alberta. Using the centrifugation experience gained at these facilities, in 2005 Newalta launched a new onsite service for oil recovery working in tandem with companies that use steam assisted gravity drainage ("**SAGD**") techniques for production. This business has evolved from managing heavy oil in Newalta's facility network, to operating equipment on customers' sites, offering a broad range of processing solutions.

Based on industry outlook, a substantial amount of the future growth in the oil and gas industry is expected to be in connection with the use of SAGD techniques and other in-situ oil sands-related projects. To support this potential growth opportunity, Newalta has

leveraged its Hughenden and Elk Point facilities in this region to act as a staging area, offering integrated services from which equipment and experienced people can be mobilized to customers' sites to process wastewater and recover crude from slop oil. Newalta has the ability to utilize its facility network from which to draw skilled people to support such onsite growth.

Customer response to Newalta's heavy oil services has been encouraging. Newalta has delivered specialized services to numerous customer sites under short and long-term arrangements.

Newalta expects to continue to be the industry leader in this market and as such, is uniquely positioned to keep pace with customer demand as production is expected to significantly increase over the next 10 years.

To enhance capabilities with these services, the 2009 investment plan includes:

- increasing capacity at the Hughenden and Elk Point facilities;
- adding new mobile centrifuges and related equipment; and
- developing a new facility in the Fort McMurray area.

U.S. Drill Site

Newalta's strategy is to develop a fully integrated service offering in the U.S. including fixed facility waste processing as well as onsite and drill site services that are similar to Newalta's western Canadian business. Two years ago, Newalta introduced drill site equipment to the western U.S. market and has established a solid base business and reputation for superior services.

Newalta has already experienced acceptance from its major customers for its advanced drill site services. Management believes the potential market for these services in shale gas and conventional deep gas and oil exploration is substantial and that no local competitor in the U.S. market currently provides a similar service as cost effectively and environmentally secure.

Newalta expects to continue to develop the drill site business to provide a solid foundation for future growth in the U.S market as well as a base for gathering market intelligence. Although Newalta's current market share is very small, management expects that it will be able to continue to expand services and establish operations in these markets through steady organic development.

To continue growing this business, the 2009 investment plan includes:

- adding solids control centrifugation equipment; and
- exploring and capitalizing on new market opportunities in shale gas areas throughout North America.

Industrial Onsite

Newalta has demonstrated cost-effective as well as environmentally superior operating practices for major customers in its industrial onsite business. By delivering services at customer sites, Newalta is able to reduce costs, increase efficiencies and minimize its customers' exposure to transportation or disposal risks.

Newalta has built an organization and national network of facilities and developed processing technology. Newalta anticipates leveraging this technical and operating expertise and capitalizing on its national facility network as a platform of staging points from which it can provide innovative solutions to the complex waste challenges on customers' sites. A group of our sales and technical people are focused on our largest customers. Newalta is able to offer services on customers' sites that are more cost-effective and environmentally secure than traditional disposal methods.

Newalta has earned the confidence of its large customers through a track record of success with these types of onsite projects as well as a superior safety and environmental record. We anticipate growing demand for our industrial onsite activities will evolve over the next few years into long-term arrangements.

Mobile centrifuges and related equipment will be added across the country to meet increasing demand and drive innovative solutions on customer sites.

Conversion Rationale

Since the October 31, 2006 announcement by the federal government and subsequent legislation to impose income taxes on publicly traded income trusts and limited partnerships (the "Trust Rules"), Newalta's management and Board of Trustees have been continuously reviewing Newalta's strategic objectives and available options to ensure that Newalta's capital structure is efficient and that unitholder value is being maximized. Over the past year, management has carried out a more detailed analysis in relation to the growth opportunities and strategic direction for Newalta.

As a result of this analysis, the Board of Trustees and management believe that the proposed corporate structure best enables Newalta to execute its 2009 budget and its strategic plan and to deliver strong growth and capital appreciation for our Unitholders. Given the diminished value of the income fund structure, management and the Board believe that the best opportunity for creating value is to reinvest a significant portion of overall funds from operations into the business and to focus on increasing overall earnings per share. At the same time, management and the Board recognize that many investors require or prefer an element of cash yield from their investment. By converting to a growth-oriented, dividend-paying corporation, management and the Board believe that Newalta will be best positioned to aggressively invest in attractive growth opportunities while at the same time providing income-oriented investors with an attractive cash yield.

Newalta intends to continue monthly distributions of $0.185 per Trust Unit for the remainder of 2008. Upon completion of the Conversion, Newalta plans to pay a quarterly dividend of $0.20 per common share ($0.80 on an annualized basis). The dividend payment represents a current yield of 8.9% based on the closing price on November 4, 2008. It is expected that the dividends will be "eligible dividends" for income tax purposes and thus qualify for the enhanced gross-up and tax credit regime for certain shareholders.

Management and the Board of Trustees believe that the Conversion provides a number of compelling and strategic benefits, including, without limitation, the expectation that a conversion to a public corporation would:

- position Newalta to invest in attractive internal opportunities for growth and expansion;
- result in paying a dividend to its shareholders with a view to sustainability while at the same time delivering strong returns through capital appreciation;
- enable more self-funding of its growth capital on a non-dilutive basis while prudently managing its balance sheet;
- permit its financial and operational performance to be more easily valued relative to its corporate peers;
- attract new investors and provide a more liquid market for Newalta's common shares;
- remove Newalta from the uncertainty that exists in the income trust marketplace today; and
- remove the federal government's "normal growth" and "undue expansion" limitations.

Over the last five years, Newalta has made $316.4 million in growth capital investments, resulting in the accumulation of a significant dollar amount of tax pools. After conversion, based on current performance and investment, Newalta does not anticipate paying any Canadian cash taxes until 2012 at the earliest. This tax horizon is dependent on a number of factors including, but not limited to, the amount of tax loss carryforwards and total undepreciated capital cost ("UCC") and eligible cumulative expense ("ECE") pools accumulated. As at December 31, 2007, Newalta had $80.0 million in tax loss carryforwards and $423.0 million in UCC and ECE pools. Due to the tax efficiencies created by Newalta's tax pools, the need to create tax shelter through Newalta's income trust structure has been substantially mitigated. Furthermore, under a corporate structure wherein a larger percentage of cash flow will be reinvested in growth capital investments, tax pool balances will be further enhanced, thereby providing additional shelter against taxable income.

Fairness Opinion

The Board of Trustees retained CIBC World Markets Inc. ("CIBC World Markets") as financial advisor to address the fairness, from a financial point of view, of the consideration to be received by unitholders under the Conversion. In connection with this mandate, CIBC World Markets has provided the Board of Trustees with a verbal opinion that the consideration to be received by unitholders under the Conversion is fair, from a financial point of view, to such unitholders.

Board Recommendation

The Board of Trustees, based upon its own review, including consideration of the fairness opinion provided by CIBC World Markets, has unanimously determined that the Conversion is fair to unitholders and that it is in the best interests of Newalta and its unitholders, and unanimously recommends that unitholders vote in favour of the Conversion.

Mechanics of the Conversion

If approved, the Conversion would result in the reorganization of Newalta into a publicly-listed corporation that would own all of the units of Newalta. Pursuant to the Conversion, unitholders would receive, for each unit held, one common share of the corporation on December 31, 2008. In order to receive the common shares on a tax-deferred basis, eligible unitholders will be required to file a tax election under Section 85 of the *Income Tax Act* (Canada).

Further, pursuant to the Conversion, the resulting public corporation will assume all obligations of Newalta including the outstanding convertible debentures.

The Conversion is subject to unitholder and other approvals and will be undertaken pursuant to a statutory plan of arrangement under the *Business Corporations Act* (Alberta) at a special meeting to be held on or about December 17, 2008. Following the Conversion, the composition of the Board of Directors of the resulting public corporation would be the same as the current Board of Trustees.

A management information circular will be mailed to unitholders on or about November 13, 2008, in connection with the Conversion and other matters to be considered at the special meeting. Newalta expects, subject to receipt of required approvals, that the Conversion will be effective on December 31, 2008.

Application will be made to list the public corporation's common shares and convertible debentures on the Toronto Stock Exchange on a substitutional basis.

Extension and Amendment of Credit Facility

Newalta extended the maturity of its $425.0 million credit facility to October 12, 2010. As part of this process, $40 million was assigned by a former member of the lending syndicate to two existing and one new member of the syndicate. The funded debt to EBITDA covenant for the balance of 2008 was amended by maintaining the existing 3.00:1 ratio. Commencing in 2009, this covenant will be 2.50:1. Upon conversion to a corporation, the covenant will be 3.00:1 for the term of the facility.

Newalta Income Fund is Canada's largest industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, lead, manufacturing, mining, oil and gas, petrochemical, pulp and paper, refining, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

This news release contains statements that may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable Canadian securities legislation. This forward-looking information includes, among others, statements regarding business strategy, plans and other expectations, beliefs, goals, objectives, information and statements about possible future events. Specific forward-looking information contained in this press release include statements regarding the Conversion, Newalta's 2009 growth capital spending program, demand for our services and growth strategy and the results of such program, services and strategy, including expected financial and operating results. Readers are cautioned not to place undue reliance on such forward-looking information. Forward-looking information is based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Newalta and described in the forward-looking information contained in this news release. Among the various factors that could cause results to vary materially from those indicated in the forward-looking information include failure to receive approval of the Conversion from unitholders or relevant regulatory authorities, failure to realize growth anticipated by the proposed capital spending, a reduction in funds from operations, limitations on bank borrowing, fluctuations in commodity prices, currency value and interest rates, increased costs for equipment purchases and facility construction and delays in obtaining equipment and in the construction of facilities. In addition, Newalta regularly assesses the allocation of growth capital expenditures and, as such, the aggregate dollar amount to be expended and the amounts allocated to each growth area and operating division may be reallocated between the divisions and specific projects. Readers should also be aware that the forward-looking information is also affected by the risk factors described in Newalta's Annual Information Form and those set forth from time to time in Newalta's continuous disclosure filings with Canadian securities regulatory authorities, which are

available through Newalta's website at www.newalta.com and on the SEDAR website at www.sedar.com. No assurance can be given that any of the events anticipated by the forward-looking information will transpire or occur or, if any of them do so, what benefits Newalta will derive therefrom.

Management will hold a conference call on November 5, 2008 at 2:00 PM (ET). To access the call, participants should dial 416-644-3430 or 1-800-587-1893. The conference call will also be webcast live at www.newalta.com and subsequently archived on the Newalta website.

A rebroadcast of the call will be available until midnight on November 12, 2008. To access the rebroadcast, dial 416-640-1917 or 1-877-289-8525 and quote the reservation number 21288003#.

- 30 -

For further information, please contact:

Ronald L. Sifton
Executive Vice President
Phone: (403) 806-7020

Anne M. MacMicken
Executive Director, Investor Relations
Phone: (403) 806-7019

NEWALTA

NEWS RELEASE

FOR IMMEDIATE RELEASE
TSX Trading Symbol: NAL.UN

NEWALTA INCOME FUND ANNOUNCES STRONG THIRD QUARTER RESULTS

CALGARY, Alberta, Canada, November 5, 2008 – Newalta Income Fund ("Newalta" or the "Fund") today announced financial results for the three and nine months ended September 30, 2008.

"Our 2007 investments to grow and diversify our business are delivering excellent returns and drove strong profitable growth with EBITDA up 29% in the third quarter and 41% year-to-date, compared to last year," said Al Cadotte, Newalta's President and Chief Executive Officer. "Newalta's diversified operations provide the strength and stability in our performance to offset recent changes in commodity prices and uncertain market conditions."

Financial results and highlights for the three and nine months ended September 30, 2008:

- For the third quarter and year-to-date 2008, revenue improved 19% and 25% to $158.6 million and $451.7 million, respectively, compared to 2007.
- Third quarter net earnings of $18.7 million and EBITDA(1) of $37.4 million increased 5% and 29%, respectively, as compared to 2007, representing the highest quarterly EBITDA in the history of the company. Year-to-date, EBITDA improved 41% to $98.2 million compared to last year, exceeding the total annual EBITDA in 2007. Net earnings improved 33% to $49.8 million year-to-date compared to last year.
- As a percent of revenue, EBITDA in the third quarter was 23.6%, compared to 21.7% in 2007. Year-to-date, EBITDA as a percent of revenue was 21.7%, compared to 19.2% for the same period in 2007.
- Funds from operations(1) increased 24% to $30.9 million in the third quarter and 32% to $78.4 million year-to-date, as compared to the same period in the prior year.
- Cash distributed as a percentage of funds from operations on a year-to-date basis was reduced to 77% compared with 96% for the same period last year.
- Western Division ("Western") revenue and net margin(1) increased 6% to $99.0 million and 26% to $33.3 million, respectively for the third quarter, compared to the same period in 2007. Year-to-date, revenue and net margin increased 7% to $276.5 million and 24% to $84.8 million, respectively, compared to 2007. Western's strong performance was primarily due to higher crude oil sales, increased waste receipts from heavy oil/SAGD onsite customers, and the deployment of drill site equipment to U.S. markets.

- Eastern Division ("Eastern") third quarter revenue and net margin increased 50% to $59.6 million and 25% to $9.2 million, respectively, primarily due to contributions from acquisitions completed in the second half of 2007. Year-to-date, revenue and net margin increased 67% to $175.1 million and 103% to $29.8 million, respectively. Performance across Eastern's operations was steady, in line with expectations, despite continued slowing of the economy. As expected, landfill volumes increased to historical levels in the third quarter and volumes in the fourth quarter are expected to be maintained at similar levels.
- Adjusted for foreign exchange, selling, general, and administrative ("SG&A") expenses in the third quarter were 9.3% of revenue at $14.8 million, compared to 10.1% for the same period last year and year-to-date, SG&A expenses decreased to 10.1% of revenue, compared to 10.7% in 2007. Management's objective for SG&A remains to maintain these expenses at 10% or less, of revenue for the year.
- Newalta continues to effectively manage capital expenditures. Growth capital expenditures in the quarter were $30.2 million, compared to $22.5 million in 2007. Maintenance capital expenditures[1] in the third quarter were $6.9 million compared to $5.3 million in the same period last year. Total capital expenditures, including maintenance capital, are expected to remain in line with the budget for the year at $135.0 million.
- Initiatives to improve productivity by selling idle or redundant non-core assets resulted in year-to-date proceeds of $13.6 million, with proceeds of $7.0 million generated in the third quarter.
- Newalta extended the maturity of its $425.0 million credit facility to October 2010. As part of this process, $40 million was assigned by a former member of the lending syndicate to two existing and one new member. The funded debt to EBITDA covenant for the balance of 2008 was amended by maintaining the existing 3.00:1 ratio. Commencing in 2009, this covenant will be 2.50:1. Upon conversion to a corporation, the covenant will be 3.00:1 for the term of the facility. Newalta continues to prudently manage its balance sheet. As at September 30, 2008, funded debt to EBITDA ratio was 2.41:1, working capital was $82.8, and unused capacity on its credit facility was approximately $114.8 million.
- On a trailing twelve–month basis at September 30, 2008, our corporate three-year average return on capital was 16.8% compared to the three-year average of 19.2% for the same period in 2007. The decrease is primarily attributable to the decline in Ontario and Québec economies, lower utilization of Canadian drill site assets and the impact of acquisitions and growth capital investments made last year which have not yet fully contributed to EBITDA.
- On November 5, 2008, Newalta Fund announced its intention to convert from an income trust to a corporation on December 31, 2008. The Conversion is subject to unitholder and other approvals and will be undertaken pursuant to a plan of arrangement to be considered at a special meeting of unitholders to be held on or about December 17, 2008. If approved, the Conversion would result in the reorganization of Newalta into a publicly-listed corporation that would own all of the units of Newalta Fund and all of the shares of the Corporation. Pursuant to the Conversion, unitholders would receive, for each unit held, one common share of the public corporation.

FINANCIAL RESULTS AND HIGHLIGHTS

($000s except per unit data) (unaudited)	Q3 2008	Q3 2007	% Increase (Decrease)	YTD 2008	YTD 2007	% Increase (Decrease)
Revenue	158,579	133,358	19	451,694	362,789	25
Net earnings	18,717	17,893	5	49,797	37,576	33
per unit ($), basic	0.44	0.44	-	1.19	0.94	27
per unit ($), diluted	0.44	0.43	3	1.19	0.93	28
EBITDA(1)	37,441	28,980	29	98,153	69,771	41
Trailing 12 month EBITDA	n/a	n/a		124,609	98,209	27
Funds from operations(1)	30,877	24,873	24	78,377	59,560	32
per unit ($)	0.73	0.61	20	1.87	1.49	26
Maintenance capital expenditures(1)	6,891	5,257	31	12,301	11,008	12
Distributions declared	23,382	22,526	4	69,708	67,188	4
per unit – ($)	0.56	0.56	-	1.67	1.67	-
Cash distributed1	20,232	19,211	5	59,982	56,918	5
Growth and acquisition capital expenditures	30,222	34,080	(11)	66,247	93,567	(29)
Weighted average units outstanding (000s)	42,102	40,579	4	41,823	40,056	4
Total units outstanding (000s)	42,186	40,643	4	42,186	40,643	4
Trust Unit trading price – high	20.10	25.92	(22)	21.10	28.25	(25)
Trust Unit trading price – low	12.20	18.57	(34)	12.20	18.57	(34)
Average daily trust unit trading volume	167,332	125,262	34	142,637	144,667	(1)

(1) These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("Canadian GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.

Management's Discussion and Analysis and Newalta's unaudited consolidated financial statements and notes thereto are attached.

Management will hold a conference call on Wednesday, November 5, 2008 at 2:00 p.m. (EST) to discuss the Fund's performance for the third quarter of 2008. To participate in the teleconference, please call 416-644-3430 *or* 1-800-587-1893. *To access the simultaneous webcast, please visit* www.newalta.com. *For those unable to listen to the live call, a taped broadcast will be available at* www.newalta.com *and, until midnight on Wednesday, November 12, 2008, by dialling* 1-877-289-8525 *and using the pass code* 21288003 *followed by the pound sign.*

Newalta Income Fund is Canada's largest industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, lead, manufacturing, mining, oil and gas, petrochemical, pulp and paper, refining, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

For further information, please contact:

Ronald L. Sifton
Executive Vice President
Phone: (403) 806-7020

Anne M. MacMicken
Executive Director, Investor Relations
Phone: (403) 806-7019

Management's Discussion and Analysis

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general market conditions, commodity prices, interest rates, exchange rates, seasonality of operations, growth, acquisition strategy, integration of businesses into Newalta's operations, potential liabilities from acquisitions, dependence on senior management, regulation, landfill operations, competition, risk of pending and future legal proceedings, employees, labour unions, fuel costs, access to industry and technology, possible volatility of trust unit price, insurance, future capital needs, debt service, sales of additional trust units, dependence on the Corporation, the nature of the trust units, unlimited liability of unitholders, nature of the debentures issued by the Fund, Canadian federal income tax, redemption of trust units, loss of mutual fund trust status, the effect of Canadian federal government proposals regarding non-resident ownership, and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis and the unaudited consolidated financial statements and notes thereto contain references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("Canadian GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to assist in analyzing liquidity. Cash distributed is calculated as follows:

($000s)	Q3 2008	Q3 2007	YTD 2008	YTD 2007
Distributions	**23,382**	22,526	**69,708**	67,188
Add:				
Opening distributions payable	**7,770**	7,490	**7,662**	6,835
Less:				
Ending distributions payable	**(7,804)**	(7,519)	**(7,804)**	(7,519)
Distributions reinvested through DRIP	**(3,117)**	(3,286)	**(9,584)**	(9,586)
Cash distributed	**20,231**	19,211	**59,982**	(56,918)

"Combined divisional net margin" is used by management to analyze combined divisional operating performance. Combined divisional net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Combined divisional net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses for both Western and Eastern. For further clarity combined divisional net margin excludes inter-segment eliminations and unallocated revenue and expenses.

"EBITDA" is a measure of the Newalta's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized or how the results are taxed in various jurisdictions. EBITDA is derived from the consolidated statements of operations, accumulated other comprehensive income and retained earnings and is calculated as follows:

($000s)	**Q3 2008**	Q3 2007	**YTD 2008**	YTD 2007
Net earnings	**18,717**	17,893	**49,797**	37,576
Add back (deduct):				
Current income taxes	**353**	209	**928**	872
Future income taxes	**(29)**	(3,578)	**(5,849)**	(6,470)
Interest expense	**5,952**	3,632	**17,866**	8,570
Interest revenue	**-**	(42)	**(80)**	(656)
Amortization and accretion	**12,448**	10,866	**35,491**	29,879
EBITDA	**37,441**	28,980	**98,153**	69,771

"Funds from operations" is used to assist management and investors in analyzing cash flow and leverage. Funds from operations as presented is not intended to represent operating funds from continuing operations or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Funds from operations is derived from the consolidated statements of cash flows and is calculated as follows:

($000s)	**Q3 2008**	Q3 2007	**YTD 2008**	YTD 2007
Cash from operating activities	**41,992**	20,446	**74,158**	32,501
Add back (deduct):				
Changes in working capital	**(11,366)**	4,094	**2,402**	26,229
Asset retirement expenditures incurred	**251**	333	**1,817**	830
Funds from operations	**30,877**	24,873	**78,377**	59,560

"Maintenance capital expenditures" are expenditures required to maintain current operating levels and are reported separately from growth activity by management because these types of expenditures are not discretionary. Maintenance capital expenditures are capital expenditures to replace and maintain depreciable assets at current service levels.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses.

"Operating income" is used by management to analyze corporate operating performance before taxes. Operating income is not intended to represent net earnings nor should it be viewed as an alternative to other measures of financial performance calculated in accordance with Canadian GAAP. The closest Canadian GAAP measure to operating income is net earnings. Operating income is calculated from the statement of operations and comprehensive income and is defined as revenue less operating, SG&A, finance and amortization and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

References to cash distributed, combined divisional net margin, EBITDA, funds from operations, maintenance capital expenditures, net margin, operating income and return on capital throughout this document have the meanings set out above.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the three and nine months ended September 30, 2008, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2007, (iii) the most recently filed Annual Information Form of the Fund, and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the three and nine months ended September 30, 2007. Information for the three and nine months ended September 30, 2008, along with comparative information for 2007, is provided.

This Management's Discussion and Analysis ("MD&A") is dated November 5, 2008 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

Strong crude oil prices and excellent returns on our investments continued to drive profitable growth in the third quarter despite a continued weak economy in Ontario and Quebec. Third quarter revenue, net earnings, and EBITDA improved by 19%, 5% and 29%, respectively, compared to 2007. On a year-to-date basis, revenue, net earnings, and EBITDA improved by 25%, 33% and 41%, respectively, compared to 2007.

Drilling activity in western Canada improved in the third quarter and remained strong in the U.S., driven by higher prices for crude oil and significant gas drilling in the U.S. Revenue and net margin for Western Division increased primarily due to: higher crude oil sales, increased waste receipts from heavy oil/SAGD onsite customers, and the deployment of drill site rental equipment to the U.S.

Improved Eastern results for the first nine months of 2008 continue to be driven by contributions from our 2007 investments. As the price of lead returned to more historic norms, Nova Pb continued to make a strong contribution to performance. Despite a weakening economy in Ontario and Quebec, the remainder of our facility network in eastern Canada produced steady results in the third quarter, with revenue and waste volumes meeting management's expectations.

Corporately, third quarter SG&A expense improved as a percentage of revenue from 10.1% in 2007 to 9.3% in 2008. Excluding foreign exchange gains/losses, SG&A expense improved to 10.1% in 2008, from 10.7% in 2007 on a year-to-date basis. We also continued a program to identify and sell redundant or idle non-core assets generating proceeds of $7.0 million in the third quarter of 2008 and $13.6 million year-to-date. We continue to prudently manage the balance sheet with a funded debt to EBITDA ratio of 2.41:1. Overall, the improved performance on a year-to-date basis improved the ratio of cash distributed as a percentage of funds from operations to 77% compared to 96% in the same period in 2007.

On November 5, 2008, Newalta Fund announced its intention to convert from an income trust to a corporation on December 31, 2008. The Conversion is subject to unitholder and other approvals and will be undertaken pursuant to a plan of arrangement to be considered at a special meeting of unitholders to be held on or about December 17, 2008. If approved, the Conversion would result in the reorganization of Newalta into a publicly-listed corporation that would own all of the units of Newalta Fund and all of the shares of the Corporation. Pursuant to the Conversion, unitholders would receive, for each unit held, one common share of the public corporation.

RESULTS OF OPERATIONS

Western

Western's third quarter revenue and net margin increased 6% and 26%, respectively over the third quarter of 2007. On a year-to-date basis, Western's revenue improved 7% and net margin increased 24% over 2007. Contributing factors to our continued strong results year-over-year for the third quarter and year-to-date for 2008 were:

- strong crude oil pricing;
- successful expansion of heavy oil/SAGD onsite services; and
- growth in our share of the U.S. drill site equipment and services business.

The following table compares Western's third quarter and year-to-date results for 2008 to the third quarter and year-to-date results for 2007:

($000s)	Q3 2008	Q3 2007	% Change	YTD 2008	YTD 2007	% Change
Revenue – external	99,000	93,493	6	276,501	257,399	7
Revenue – internal	128	105	22	669	538	24
Operating costs	61,123	61,618	(1)	176,303	174,397	1
Amortization and accretion	4,709	5,604	(16)	16,069	15,029	8
Net margin	33,296	26,376	26	84,798	68,511	24
Net margin as % of revenue	33	28	21	31	27	15
Maintenance capital	3,455	3,802	(9)	6,179	7,464	(17)
Growth capital	16,412	6,150	167	30,944	19,649	57

Consistent with our diversification strategy, Western's third quarter relative contribution to consolidated revenue decreased to 62% in 2008, from 70% in 2007. On a year-to-date basis, Western's relative contributions to consolidated revenue decreased to 61% in 2008, from 71% in 2007. However, due to strong crude oil prices, Western's third quarter relative contribution to divisional net margin remained flat year-over-year at 78% and decreased to 74% year-to-date as compared to 82% in 2007.

The Oilfield business unit accounted for approximately 60% of Western's year-to-date revenue with the Drill Site and Industrial business units each contributing approximately 12% and 28%, respectively.

The Oilfield business unit's performance improved significantly over the third quarter and on a year-to-date basis, with revenue increasing 20% and 25%, respectively. The improvement was due to increased waste volumes, record high crude oil prices, and growth in heavy oil/SAGD onsite services. The increase in waste volumes processed at our fixed facility network was driven primarily by higher heavy oil waste receipts from heavy oil/SAGD onsite activity and higher crude oil content in the waste received.

The table below reflects the increases in crude oil recovered for Newalta's account and waste processed by Oilfield as well as our average price received for crude oil sales.

	Q3 2008	Q3 2007	% Change	YTD 2008	YTD 2007	% Change
Waste processing volumes ('000 m3)	**276.1**	232.2	19	**768.1**	682.4	13
Recovered crude oil ('000 bbl)[1]	**102.3**	99.8	3	**315.4**	271.3	16
Average crude oil price received (CDN$/bbl)	**105.44**	61.01	73	**96.72**	58.98	64

(1) Represents the total crude oil recovered and sold for Newalta's account. In addition to the 99,800 bbl recovered and sold in Q3 2007, there were 30,200 bbl of deferred oil sales that were recognized.

Drill Site business unit revenue is generated from two main areas:

(i) environmental services, and

(ii) the supply and operation of drill site processing equipment.

Environmental services comprise: drilling waste management services, site reclamation, and well abandonment services. In 2008, environmental services revenue was down in the third quarter of 2008 and for the first nine months of the year compared to 2007 mainly due to decreased demand for our services.

Drill site processing equipment comprises two main groups of equipment: solids control and drill cuttings. Solids control equipment consists of centrifuges and ancillary equipment that can be used on any drilling location to remove unwanted solids from any type of drilling fluid and operate closed loop systems where the drilling muds and water can be reused. Drill cuttings equipment is specialized to wells drilled using oil-based drilling muds. This equipment is used to recover oil-based fluids for reuse in the active mud system and to manage the drill cuttings to minimize transportation and disposal of solid waste. The equipment rental business is impacted by a number of factors, including:

(i) equipment maintenance, including regularly scheduled and emergency maintenance;

(ii) equipment in-transit between: the U.S. and Canada, or our customers' sites and our facilities;

(iii) billing days, as our clients are only billed for days that the equipment is in use on the client site; and,

(iv) natural gas drilling activity levels in Canada and U.S., driven by the demand and supply balance and natural gas prices in North America.

We continued to grow this business by increasing the size of our U.S. fleet, tripling our presence in the U.S. market since Q3 2007. Our growth in the U.S. market helped offset the weakness in the Canadian market and has improved our utilization of these assets. Our strategy to move equipment to the U.S. will continue to diversify our revenue base in future quarters by taking advantage of the larger U.S. drilling market.


Monthly Average Canadian Drilling Rig Count
600
500
400
300
200
100
Q4 '06 to '07
Q1 '07 to '08
Q2 '07 to 08
Q3 '07 to '08
2006
2007
2008

Source: Canadian Association of Oilwell Drilling Contractors (CAODC)

The table below reflects the changes in Drill Site's Canadian rental equipment-in-use for the third quarter and first nine months of 2008 compared to the same periods in 2007:

Canada Drill Site	Q3 2008	Q3 2007	% Change	YTD 2008	YTD 2007	% Change
Average equipment-in-use[1]						
Solids control equipment	8	7	14	7	7	-
Drill cuttings equipment	12	17	(29)	17	19	(11)
Average equipment-in-use	20	24	(17)	24	26	(8)
Average rental equipment[2]	84	116	(28)	93	118	(22)

(1) "Equipment in use" is calculated by taking the product of the total amount of average rental equipment and the utilization rate for the period. The utilization rate is calculated by dividing the number of rental days by 90% of the total number of potential rental days.

(2) "Average rental equipment" is the weighted average number of units available during the period.

The table below reflects the changes in Drill Site's U.S. rental equipment-in-use for the third quarter and first nine months of 2008 compared to the same periods in 2007:

U.S. Drill Site	Q3 2008	Q3 2007	% Change	YTD 2008	YTD 2007	% Change
Average equipment-in-use						
Solids control equipment	35	11	218	31	10	210
Drill cuttings equipment	6	-	n/a	4	-	n/a
Average equipment-in-use	41	11	273	35	10	250
Average rental equipment	63	21	200	50	16	213

Activity levels and performance in the Industrial business unit remained relatively flat for the three and nine months ended September 30, 2008. In the third quarter of 2008, Industrial's used oil volumes collected were down 4% to 14.3 million litres, from 15.0 million litres in 2007. On a year-to-date basis, used oil volumes collected were 7% lower at 41.7 million litres, from 44.8 million litres in 2007. Finished products sales in the third quarter and year-to-date 2008 totalled 19.9 million litres and 47.5 million litres, respectively, at an average price of $0.59 and $0.60 per litre. In 2007, finished products sold totalled 18.4 million litres and 47.3 million litres, respectively, at an average price of $0.57 per litre for the third quarter and $0.59 per litre year-to-date. Industrial service centre revenues were up 8% to $15.2 million in the third quarter while they decreased 3% to $44.1 million on a year-to-date basis.

In line with our plan, our growth capital expenditures grew 167% on a quarter-over-quarter basis, and 57% on a year-to-date basis. We continued to focus on expanding our Drill Site and heavy oil/SAGD onsite services as well as productivity improvements to existing Oilfield facilities. Maintenance capital expenditures decreased in both the third quarter and year-to-date by 9% and 17%, respectively.

Western Outlook

Our outlook for Western remains relatively stable. The recent decline in oil prices and the anticipated softening in natural gas drilling will be somewhat offset by the weakening Canadian dollar, capital investment in our fixed facilities and growth in our U.S. drill site and heavy oil/SAGD onsite businesses.

Eastern

Our 2007 investments continued to enhance Eastern's overall profitability. However, challenging economic conditions in Ontario and Québec impacted our year-to-date growth in 2008. Nova Pb contributed to revenue and net margin growth while Eastern's fixed facilities' performance was flat. Consistent with management's expectations, the Stoney Creek landfill's waste receipts recovered to historical quarterly volumes in Q3 but are still significantly lower for the nine months ended September 30, 2008.

Consistent with our diversification strategy over the last two years, Eastern's contributions to consolidated revenue and combined divisional net margin increased on a year-to-date basis, to 39% and 26% (29% and 18% for 2007), respectively. Third quarter contributions to consolidated revenue increased to 38%, from 33% and combined divisional net margin was flat at 22%. These contributions are in line with our expectation that Eastern would represent approximately 30% of combined divisional net margin in 2008.

The following table compares Eastern's third quarter and year-to-date results for 2008 to the third quarter and year-to-date results for 2007:

($000s)	Q3 2008	Q3 2007	% Change	YTD 2008	YTD 2007	% Change
Revenue – external	59,579	39,823	50	175,133	104,735	67
Revenue – internal	-	-	-	-	-	-
Operating costs	46,046	29,278	57	133,432	79,433	68
Amortization and accretion	4,352	3,184	37	11,920	10,647	12
Net margin	9,181	7,361	25	29,761	14,655	103
Net margin as % of revenue	15	18	17	17	14	21
Maintenance capital	3,421	1,357	152	6,046	3,142	92
Growth capital	9,334	8,395	11	23,043	19,409	19

The Québec/Atlantic Canada business unit produced excellent results for the third quarter due to the contributions from our 2007 acquisitions while performance from fixed facilities was flat. For Nova Pb, as compared to the second quarter of 2008, our volume of lead delivered in the third quarter decreased 10% to 10.9 thousand metric tonnes ("MT"), as noted in the table below. Nova Pb's revenue in the third quarter of 2008 decreased 19% compared to the second quarter of 2008 due to a decrease in the average price received for our direct sales of recycled lead, consistent with the decrease in the average London Metals Exchange ("LME") price to more historical norms. As expected, scheduled maintenance on the kiln was completed in July 2008 reducing the operating days in the third quarter to 76% of capacity compared to operating at full capacity in the second quarter. Performance from other facilities in Québec/Atlantic Canada performed in line with management's expectations.

	Q3 2008	Q2 2008	Q1 2008	% Change Q3 to Q2	% Change Q2 to Q1	YTD 2008
Volume of lead delivered ('000 MT)	10.9	12.1	10.7	(10)	13	33.6
% of lead delivered						
Direct Sales	62	58	67	7	-	62
Tolling	38	42	33	(10)	-	38
Average price received - direct sales (CDN$/MT)(1)	2,175	2,717	2,991	(20)	(9)	2,643
Average LME price (U.S.$/MT)(2)	1,911	2,653	2,760	(28)	(4)	2,368

(1) Average price received includes all direct sales of finished products, including finished products that are alloyed to customer specifications.

(2) Average LME price is based on a one month lag consistent with our pricing structure.

The Ontario business unit's performance in the third quarter continued to be affected by continued weakness in the Ontario economy. Performance from the fixed facilities was flat for both the third quarter of 2008 and on a year-to-date basis, with price increases offsetting the reduced waste volumes received. Waste receipts at the Stoney Creek landfill were up in the third quarter by 4% over the same period last year; however, continue to be down on a year-to-date basis by 24%.

Growth capital of $9.3 million increased by $1.0 million compared to the third quarter of 2007. Growth capital of $23.0 million increased by $3.6 million compared to the nine months of 2007 which was mainly invested in productivity improvements at facilities in Ontario and Québec and restarting the second kiln at the lead recycling facility. We are in the process of commissioning the second kiln and expect it to be operational by the end of the first quarter 2009. Maintenance capital expenditures for the third quarter and year-to-date each increased by $2.1 million to $3.4 million and $2.9 million to $6.0 million, respectively.

Eastern Outlook

For the balance of 2008, our business in eastern Canada is anticipated to produce results relatively consistent with the third quarter. The success of our capital investments, including acquisitions, continues to produce strong results and supports our diversification strategy.

Stoney Creek landfill volumes in the fourth quarter are anticipated to be at similar levels as the third quarter. In Québec/Atlantic, the decline of lead prices to more historic norms will be somewhat offset by the weakening Canadian dollar. It is management's intent to manage our exposure to commodity price risk by adjusting our tolling production to maximize returns.

CORPORATE AND OTHER

($000s)	Q3 2008	Q3 2007	% Change	YTD 2008	YTD 2007	% Change
Selling, general and administrative expenses[1]	14,752	13,412	10	45,567	38,873	17
as a % of revenue	9.3	10.1	(8)	10.1	10.7	(6)
Amortization and accretion	12,448	10,866	15	35,491	29,879	19
as a % of revenue	7.8	8.1	(4)	7.9	8.2	(5)

(1) Excludes foreign exchange gains and losses.

The increase in selling, general and administrative expense was attributable to increased staff to support the growth of the business compared to the third quarter of 2007. SG&A excludes a net $0.7 million foreign exchange gain in the third quarter of 2008 (Q3 2007 - loss of $0.1 million) and a net $1.2 million foreign exchange gain on a year-to-date basis (year-to-date 2007 – loss of $0.3 million). Foreign exchange gains and losses will vary from period to period depending on the movement of the Canadian dollar versus the U.S. dollar and the amount of U.S. denominated receivables and payables outstanding. Newalta currently does not enter into derivative contracts to manage foreign exchange risk.

The increase in amortization was attributable to recent acquisitions and growth capital expenditures. As a percentage of revenue, amortization and accretion was flat during the third quarter and decreased modestly year-over-year. Over the past two years, we have acquired a total of 14 businesses, and with these businesses we acquired some redundant or idle assets. We are continuing to focus on consolidating operations and identifying and selling redundant and idle assets. Year-to-date, redundant assets were sold for total proceeds of $13.6 million with a net gain of $2.4 million. This gain was offset by an impairment write-down of some idle assets of $1.0 million. Both the net gain and the impairment write-down are reflected in amortization and accretion.

($000s)	Q3 2008	Q3 2007	% Change	YTD 2008	YTD 2007	% Change
Bank fees and interest	3,468	3,632	(5)	10,972	8,570	28
Convertible debentures interest and accretion of issue costs	2,304	-	n/a	6,894	-	n/a
Finance charges	5,952	3,632	64	17,866	8,570	108

The increase in finance charges for the three and nine months ended September 30, 2008 compared to the same periods in 2007 were due to an increase in the average senior long-term debt level and the issuance of $115.0 million in convertible debentures ("Debentures") in November 2007. At September 30, 2008, senior long-term debt was $260.1 million compared with $206.9 million at December 31, 2007. From January 1, 2008, senior long-term debt increased by $53.2 million which was primarily attributable to the funding of growth capital expenditures.

($000s)	Q3 2008	Q3 2007	% Change	YTD 2008	YTD 2007	% Change
Current tax	353	209	68	928	872	(6)
Future income tax	(29)	(3,578)	(99)	(5,849)	(6,470)	(10)
Provision for (recovery of) income taxes	324	(3,369)	(110)	(4,921)	(5,598)	(12)

Current tax expense for the third quarter of 2008 increased 68% in the third quarter, while it declined 6% on a year-to-date basis. For the third quarter, the future income tax recovery decreased 99% while on a year-to-date basis, future income tax recoveries decreased by 10% in 2008 as compared to 2007. The reason for the shift in future income taxes is due to a decrease in the amount of income sheltered between the Fund and its subsidiaries. After conversion, based on current performance and investment, Newalta does not anticipate paying any Canadian cash taxes until 2012 at the earliest. This tax horizon is dependent on a number of factors including, but not limited to, the amount of tax loss carryforwards and total undepreciated capital cost ("UCC") and eligible cumulative expense ("ECE") pools accumulated. As at December 31, 2007, we had $80 million in tax loss carryforwards and $423.0 million in UCC and ECE pools. See CRITICAL ACCOUNTING ESTIMATES – FUTURE INCOME TAXES in the MD&A for the year ended December 31, 2007 relating to the taxation of specified investment flow-through ("SIFT") entities.

As at November 5, 2008, the Fund had 42,238,075 trust units outstanding, outstanding rights to acquire up to 2,892,750 trust units and a number of trust units that may be issuable pursuant to the Debentures (see the MD&A for the year ended December 31, 2007 LIQUIDITY AND CAPITAL RESOURCES – Sources of Cash – Convertibles).

LIQUIDITY AND CAPITAL RESOURCES

The term liquidity refers to the speed with which a company's assets can be converted into cash as well as cash on hand. Liquidity risk for the Fund may arise from its general day-to-day cash requirements, and in the management of its assets, liabilities and capital resources. Liquidity risk is managed against Newalta's financial leverage to meet its obligations and commitments in a balanced manner.

Our debt capital structure is as follows:

($000s)		September 30, 2008	December 31, 2007
Working capital		82,813	74,529
Use of credit facility:			
Senior long-term debt (before related costs)		260,418	207,417
Letters of credit		49,749	40,095
Funded senior debt	A	310,167	247,512
Unused credit facility capacity		114,833	177,488
Debentures	B	115,000	115,000
Total Debt	= A + B	425,167	362,512

The Fund's net working capital was $82.8 million at September 30, 2008 compared with $74.5 million at December 31, 2007. At current activity levels, working capital of $82.8 million is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The decrease in working capital from December 31, 2007 related to the settlement of related purchase price adjustments and the payment of capital expenditures accrued for at year end, offset by higher working capital requirements to support the lead recycling operations. The credit risks associated with accounts receivable are viewed as normal for the industry. We have not purchased any asset-backed commercial paper investments and have had no direct impact from the collapse of the sub-prime mortgage markets in the United States. A measure we use as an indication of liquidity is the Current Ratio, which is defined as the ratio of total current assets to total current liabilities. The Current Ratio at September 30, 2008 reflected that Newalta had sufficient current assets to cover its current liabilities by 1.88 times (at December 31, 2007, the ratio was 1.65 times). This ratio exceeds Newalta's bank covenant minimum requirement of 1.20:1.

SOURCES OF CASH

The Fund's liquidity needs can be sourced in several ways including: funds from operations, short and long-term borrowings against our credit facility and the issuance of securities from treasury. The components of the capital structure remained the same compared to December 31, 2007.

Credit Facility

Newalta extended the maturity of its $425.0 million credit facility to October 2010. As part of this process, $40 million was assigned by a former member of the lending syndicate to two existing and one new member. The funded debt to EBITDA covenant for the balance of 2008 was amended by maintaining the existing 3.00:1 ratio. Commencing in 2009, this covenant will be 2.50:1. Upon conversion to a corporation, the covenant will be 3.00:1 for the term of the facility. Newalta continues to prudently manage its balance sheet. As at September 30, 2008, funded debt to EBITDA ratio was 2.41:1, working capital was $82.8, and unused capacity on its credit facility was approximately $114.8 million. The Credit Facility is used to fund growth capital expenditures and for general corporate purposes as well as to issue letters of credit to third parties up to a maximum amount of $60.0 million. The aggregate dollar amount of letters of credit that have been issued and are outstanding under the Credit Facility are not categorized in the financial statements as long term debt of Newalta; however, the amount of funds that can be drawn on the Credit Facility by Newalta is reduced by the amount of the outstanding letters of credit. Newalta is currently required to issue either letters of credit or a bond with various environmental regulatory authorities to ensure that the eventual asset retirement obligations for its facilities are fulfilled. These letters of credit or bonds will not be utilized unless Newalta defaults on its obligation to restore the lands to a condition acceptable by these authorities. At September 30, 2008, letters of credit and bonds issued as financial security to third parties totalled $63.9 million. Of this amount, $49.7 million is committed on the Credit Facility. Bonds, if less than $25.0 million in total, are not required to be offset against the borrowing amount available under the Credit Facility.

At September 30, 2008, Newalta had funded senior debt of $310.2 million, compared to $247.5 million at December 31, 2007, an increase of $62.7 million. The increase was primarily due to growth capital funding requirements and an increase in letter of credit.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under the Credit Facility. Financial performance relative to the financial ratio covenants under the current Credit Facility is reflected in the table below:

	September 30, 2008	Threshold
Current Ratio(1)	1.88:1	1.20:1 minimum
Funded Debt to EBITDA(2)	2.41:1	3.00:1 maximum(4)
Fixed Charge Coverage Ratio(3)	1.11:1	1.00:1 minimum

(1) Current Ratio means, the ratio of consolidated current assets to consolidated net current liabilities (excluding the current portion of long-term debt and capital leases outstanding, if any).

(2) Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long-term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.

(3) Fixed Charge Coverage Ratio means, based on the trailing 12-month EBITDA less unfinanced capital expenditures and cash taxes to the sum of the aggregate of principal payments (including amounts under capital leases, if any), interest (excluding accretion for the convertible debentures), dividends and cash distributions paid by the Fund for such period, other than cash payments in respect of the DRIP program

of the Fund. Unlike the Funded Debt to EBITDA ratio, the Fixed Charge Coverage ratio trailing twelve month EBITDA is not normalized for acquisitions.

(4) The maximum funded debt to EBITDA covenant under the credit facility is 3.00: 1 for the balance of 2008 and 2.50:1 thereafter. As a corporation, the covenant will be 3.00:1 for the term of the facility.

Debentures

In November 2007, $115.0 million in Debentures were issued which mature on November 30, 2012 and bear an interest rate of 7.0%, payable semi-annually in arrears on May 31 and November 30 beginning May 31, 2008. Each $1,000 debenture is convertible into 43.4783 trust units (or a conversion price of $23.00 per trust unit (the "Conversion Price") at any time at the option of the holders of the Debentures. The Debentures are not included in the definition of funded debt for the purposes of calculating related financial covenants pursuant to the Credit Facility.

Upon maturity or redemption of the Debentures, the Fund may pay the outstanding principal of the Debentures in cash or may elect to satisfy its obligations to repay all or a portion of the principal amount of the Debentures which have matured or been redeemed by issuing and delivering that number of trust units obtained by dividing the aggregate amount of principal of the Debentures which have matured or been redeemed by 95% of the weighted average trading price of the trust units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the maturity date, as the case may be. The Fund may also elect, subject to regulatory approval, from time to time, to satisfy its obligation to pay all or any part of the interest on the Debentures (the "Interest Obligation"), on the date it is payable under the Debenture Indenture, by delivering a sufficient number of trust units to the debenture trustee to satisfy all or any part, as the case may be, of the Interest Obligation.

There have been no redemptions of the Debentures.

USES OF CASH

Our primary uses of funds are operational and administrative expenses, distributions, maintenance and growth capital spending, and acquisitions.

Capital Expenditures

Total capital expenditures for the current year and comparative periods are summarized as follows:

($000s)	**Q3 2008**	Q3 2007	**YTD 2008**	YTD 2007
Growth capital	**30,222**	22,484	**66,247**	55,974
Acquisitions	**-**	11,596	**-**	37,593
Total growth capital and acquisitions	**30,222**	34,080	**66,247**	93,567
Maintenance capital expenditures	**6,891**	5,257	**12,301**	11,008
Total capital expenditures[1]	**37,113**	39,337	**78,548**	104,575

(1) The numbers in this table differ from the interim consolidated statement of cash flows because the numbers above do not reflect the net change in working capital related to capital expenditures.

Growth capital expenditures in 2008 were funded by funds from operations in excess of distributions, proceeds from the disposition of redundant assets and by drawing on our Credit Facility. Growth capital expenditures consisted primarily of productivity improvements at several facilities, progress payments on additional centrifuges to support both the growing demand in the U.S. for drill site services and heavy oil/SAGD onsite services and corporate office leasehold improvements.

For 2008, we remain on plan to spend a total of $135.0 million in capital spending comprised of $110.0 million in growth capital expenditures and $25.0 million in maintenance capital expenditures. Of the growth capital amount, $90.0 million will be directed towards internal growth projects and $20.0 million is planned for corporate investments in innovation projects, information technology and office space (before tenant improvement recoveries). Approximately 70% of the growth capital investments are planned for the third quarter of 2008. These projects will be funded out of excess funds from operations, if any, and bank borrowings. The operations growth projects are planned as follows:

Division	Approximate % of growth capital[1]	Use of funds
Western Eastern	10% 25%	Average project is $0.5 million and targets high return/low risk projects which improve productivity or expand capacity in our existing operations.
Western	15%	Investment in infrastructure and productivity improvements in the facility network.
Eastern	20%	Continued expansion and upgrading of facilities to meet the waste handling requirements of Landfill Disposal Regulations in Ontario and expanding the recently acquired lead recycling facility.
Western	30%	Investments in mobile equipment to support onsite services for heavy oil/SAGD onsite customers as well as drill site equipment.

(1) Newalta continuously assesses the allocation of growth capital expenditures and, as such, the dollar amounts allocated to each operating division may be reallocated between the divisions and specific projects.

Maintenance capital expenditures are capital expenditures to replace and maintain depreciable assets at current service levels. Management continues to estimate that the total maintenance capital expenditures for the year will be approximately $25.0 million. Maintenance capital expenditures for fixed facilities tend to be relatively consistent year-over-year, whereas maintenance capital expenditures for equipment that is rented out to customers fluctuate based on usage. Maintenance capital expenditures are budgeted annually and revised throughout the year to reflect the impact of actual utilization rates. These expenditures are funded out of funds from operations.

Distributions

On a per unit basis Newalta declared monthly distributions of $0.185 to unitholders from January through September 2008 or $2.22 annually, consistent with the same period in 2007. The Board of Trustees intends to maintain distributions at $0.185 per trust unit for the remainder of 2008. Upon approval of the reorganization plan, Newalta plans to pay a quarterly dividend of $0.20 per share ($0.80 on an annualized basis).

SUMMARY OF QUARTERLY RESULTS

(unaudited)	2008			2007				2006
($000s except per unit data)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	**158,579**	142,939	150,176	137,075	133,358	111,594	117,837	122,498
Operating income	**19,041**	9,293	16,542	7,784	14,524	3,788	13,665	16,209
Net earnings	**18,717**	11,776	19,304	23,613	17,893	6,716	12,966	15,356
Continuing operations	**18,717**	11,776	19,304	23,613	17,893	6,716	12,966	15,528
Discontinued operations	**-**	-	-	-	-	-	-	(172)
Earnings per unit ($)	**0.44**	0.28	0.47	0.57	0.44	0.17	0.33	0.42
Continuing operations	**0.44**	0.28	0.47	0.57	0.44	0.17	0.33	0.42
Discontinued operations	**-**	-	-	-	-	-	-	(0.00)
Diluted earnings per unit ($)	**0.44**	0.28	0.46	0.54	0.43	0.16	0.33	0.41
Continuing operations	**0.44**	0.28	0.46	0.54	0.43	0.16	0.33	0.41
Discontinued operations	**-**	-	-	-	-	-	-	(0.00)
Weighted average units – basic	**42,102**	41,822	41,543	41,191	40,579	40,361	39,209	36,860
Weighted average units – diluted	**42,111**	41,950	41,635	43,779	40,725	40,562	39,445	37,282

Quarterly performance is affected by seasonal variation as described below.

In 2007, acquisitions completed in eastern Canada in the second half of 2006 helped to partially offset the weak natural gas drilling environment in western Canada. Western endured a weak natural gas drilling environment during Q1 2007 which continued into Q2 2007. This weakness was further compounded by the spring breakup road bans and an extended wet season preventing the transportation of waste from well workovers and therefore reducing processing volumes. This resulted in lower revenue, earnings and operating income. In Q3 2007 operations returned to seasonal levels but operating income remained lower when compared to the same period in 2006, as a result of the continued weakness in the western Canadian natural gas drilling market. Operating income in Q4 2007 was lower than Q3 2007 due to a $2.1 million loss on the disposal of leasehold improvements associated with the early termination of office space leases as well as increased SG&A and interest expense incurred in anticipation of growth. Net earnings in Q4 2007 improved over Q3 2007 attributable to a future income tax recovery due to a reduction in the estimated future income tax rate. In January 2007, the Fund issued 3.0 million trust units for net proceeds of $74.1 million, which accounts for the majority of the increase in trust units outstanding from Q4 2006 to Q1 2007. The proceeds from this issuance were used to repay indebtedness incurred to fund the acquisitions and growth capital completed in the second half of 2006.

In 2008, the increase in revenue, operating income, and net earnings compared to Q1, Q2, and Q3 2007 are mainly due to full quarter contributions from acquisitions in each quarter as well as higher crude oil sales and contributions from growth initiatives in Western.

Seasonality of Operations

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and the timing of capital investments as well as acquisitions and the contributions from those investments. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen the third quarter financial performance. Seasonality has a different effect on Western and Eastern, reflecting the different types of services that each provides. The following seasonality factors describe the typical quarterly fluctuations in operating results in the absence of growth and acquisition capital.

For Western, the frozen ground during the winter months in western Canada provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Western Division's services and therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. The expansion into the U.S. is anticipated to reduce the significance of weather conditions on drilling related activities. The areas in the U.S. in which we operate are not affected by frozen ground requirements for winter drilling nor are they impacted by the spring thaw and therefore drilling can take place at any time of year. For Western, over the past two years, quarterly revenue as a percentage of annual Western revenue was: 25% for the first quarter, 22% for the second quarter, 27% for the third quarter and finally fourth quarter revenue was 26%.

Eastern's services are generally curtailed by colder weather in the first quarter, which is typically its weakest quarter as aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. The addition of the lead recycling facility to Eastern has reduced the significance of this variability, as the demand for recycled lead is not generally affected by seasonality. Eastern's quarterly revenue as a percentage of annual Eastern revenue has not been affected by the trends discussed above due to the effect of acquisitions. Based on historical information acquired by management for acquisitions completed in eastern Canada in 2006 and 2007, we estimate that quarterly revenue as a percentage of annual revenue for Eastern would have approximately been: 22% in the first quarter, 24% in the second quarter, 27% in the third quarter and, 27% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the notes to the annual audited consolidated financial statements of the Fund for the year ended December 31, 2007.

The following table is recommended by the Canadian Securities Administrators as additional information to users of income fund and mutual fund trust financial statements. It provides another perspective on the sourcing of cash to fund distributions:

($000s)	Q3 2008	Q3 2007	YTD 2008	Fiscal 2007	Fiscal 2006	Fiscal 2005
Cash flow generated from operating activities	42,992	20,446	74,339	54,058	111,963	71,732
Distributions declared	(23,382)	(22,526)	(69,708)	(90,117)	(75,923)	(49,602)
Cash excess (shortfall)	18,610	(2,080)	4,631	(36,059)	36,040	22,130
Net earnings	18,717	17,893	49,797	61,189	75,565	46,978
Distributions declared	(23,382)	(22,526)	(69,708)	(90,117)	(75,923)	(49,602)
Net earnings (shortfall) excess	(4,665)	(4,633)	(19,911)	(28,928)	(358)	(2,624)

On a quarter and year-to-date basis cash flow generated from operating activities was greater than distributions declared, while net earnings were less than distributions declared. Declared distributions and cash distributed levels are monitored and assessed through internal forecasts which incorporate the most recent operating and financial results, maintenance and growth capital requirements as well as market activity and conditions.

Due to strong cash flow generated from operating activities, distributions declared were funded from our cash flows for the three and nine months ended September 30, 2008. The cash excess was driven mainly by an increase in operating working capital requirements of $15.8 million for the three months ended September 30, 2008. In addition, these calculations do not include proceeds from the Fund's Distribution Reinvestment Plan ("DRIP") through which $3.1 million and $9.6 million in distributions were reinvested by unitholders for the three and nine months ended September 30, 2008, respectively. It also does not include cash proceeds received through the sale of redundant assets of $13.6 million year-to-date.

The net earnings shortfall is mainly attributable to amortization and accretion expense, a non-cash expense, of $12.4 million and $35.5 million for the three and nine months ended September 30, 2008, respectively. The majority of the assets related to this expense are funded by drawing on our Credit Facility in the absence of excess cash from operations. Therefore, management expects that there will continue to be a net earnings shortfall which will decrease as cash flow generated from operating activities increases and does not believe that the shortfalls in the table above have resulted in an economic return of capital.

Contractual Obligations

For the three and nine month periods ended September 30, 2008, there have been no significant changes in Newalta's contractual obligations. For a summary of Newalta's contractual obligations, see page 26 of the MD&A for the year ended December 31, 2007.

OUTLOOK

The outlook for the fourth quarter is expected to be improved year-over-year and seasonally in line with the third quarter of 2008.The integration of our 2007 acquisitions, our 2008 capital growth program, and our disciplined management of the business has contributed to our strong performance. We have identified substantial organic growth opportunities that exceed our $75 million 2009 growth capital budget. The conversion to a corporation will provide a balance between sustainable yield to our investors and funds from operations which will allow us to self-fund the majority of our growth capital. We have been conservative in setting our 2009 growth capital budget in order to prudently manage our balance sheet in the current uncertain times. As market conditions improve, we are well positioned to take advantage of additional growth opportunities. Maintenance capital for 2009 is budgeted at $28 million, slightly above our $25 million budget for 2008.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is counsel to Bennett Jones LLP. The total cost of these legal services during the three and nine month period ended September 30, 2008 were $0.1 million and $0.3 million, respectively ($0.1 million and $0.4 million for the same periods in 2007).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee of the Board of Newalta, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity during the three and nine months ended September 30, 2008 were $0.3 million and $0.9 million respectively ($0.2 million and $1.2 million for the same periods in 2007).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

SENSITIVITIES

Our revenue is sensitive to changes in commodity prices for crude oil, natural gas, base oils, and lead. Cash from operating activities is also sensitive to changes in interest rates as well as the exchange rate between the Canadian and U.S. dollars. These factors have both a direct and indirect impact on our business. The direct impact of the commodity prices is reflected in the revenue received from the sale of products such as crude oil, base oils and lead. The indirect impact is the effect that the variation of these factors has on activity levels of our customers and therefore the demand for services. The indirect impact of fluctuations in the commodity prices and other factors previously discussed are not quantifiable.

With the acquisition of the lead recycling facility in the fourth quarter of 2007, our revenue is now exposed to the variability of lead prices established by the London Metal Exchange. The contribution of total lead produced between direct lead sales and tolling services was approximately 62% direct sales and 38% tolling on a trailing twelve month basis to September 30, 2008. The variability of lead prices is partially offset because our feedstock to produce recycled lead for direct lead sales is obtained through the procurement of waste batteries, the cost of which also fluctuates with the price of lead but historically the

adjustment to feedstock has lagged the change in the price of lead by up to six months. Therefore the impact of an increase in lead prices will not have the same dollar for dollar impact of a decrease in lead prices. Tolling revenue is not subject to the same variation in lead prices because the fees are generally fixed.

As of the time of writing this MD&A we do not see any significant variation to the sensitivities provided in the MD&A for the year ended December 31, 2007.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund which are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at 211 – 11th Avenue S.W., Calgary, Alberta T2R 0C6, or at www.newalta.com, or by facsimile at (403) 806-7032.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

Asset Retirement Obligations

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities, landfills and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology, and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. There have been no significant changes in the estimates used to prepare the asset retirement obligation in the third quarter and first nine months of 2008 compared to those provided in the Fund's annual consolidated financial statements for the year ended December 31, 2007.

Goodwill

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires a valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data. Management tests the valuation of goodwill at each September 30 period end and did not see any

impairment in the goodwill balance recorded nor were there any factors that changed since that period which would lead management to believe that any impairment has occurred.

Stock-based compensation

Newalta has three stock-based compensation plans: a Trust Unit Rights Incentive Plan adopted in 2003 (the "2003 Plan"); a Trust Unit Rights Incentive Plan adopted in 2006 (the "2006 Plan") and a Trust Unit Appreciation Rights Incentive arrangement granted in 2008 (the "2008 Plan"). The 2003 Plan and 2006 Plan differ in the manner in which they may be settled by the grantee. The rights granted under the 2003 Plan may only be settled in Trust Units, while the rights granted under the 2006 Plan may by settled net in cash by the grantee. Rights under the 2008 Plan may only be settled in cash. As such, rights granted under the 2003 Plan are accounted for in accordance with the fair value recognition provisions of Canadian GAAP. Accordingly, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as an expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected term of the rights (including the number of stock-based awards that are expected to be forfeited), the expected volatility of the Fund's units and the expected distributions.

The rights granted under the 2006 Plan and 2008 Plan are accounted for as stock appreciation rights since they may be subject to a net cash settlement provision. Accordingly, they are re-measured at each balance sheet date to reflect the net cash liability at that date.

Future Income Taxes

Future income taxes are estimated based upon temporary differences between the book value and the tax value of assets and liabilities using the applicable future income tax rates under current law. The change in these temporary differences results in a future income tax expense or recovery. The most significant risk in this estimate is the future income tax rates used for each entity. On June 22, 2007, new tax legislation modifying the taxation of certain flow-through entities including mutual fund trusts such as Newalta and its unitholders was enacted (the "New Tax Legislation"). The New Tax legislation will apply a tax at the trust level on distributions of certain income from the Fund at a rate of tax of 31.5%. Such distributions will be treated as dividends to the unitholders. There was no impact on the Fund at September 30, 2008 as a result of the enactment of the New Tax Legislation. It is expected that the new distribution tax (subject to any undue expansion) will apply to the Fund commencing in 2011. For further discussion on the impact of the New Tax Legislation please refer to pages 30 and 31 of the Fund's MD&A for the year ended December 31, 2007.

On July 14, 2008, the Federal Government released the draft legislative proposals to allow for the tax-deferred conversion of specified investment flow-through entities ("SIFT") into corporations. The main objectives of the legislation is to: (i) allow unitholders of an income trust to sell their units to a taxable Canadian corporation on a tax-deferred basis and (ii) provide alternatives for eliminating, on a tax-deferred basis, the trusts in the existing fund structures so that the operating businesses can be owned in corporate form by shareholders. These proposals, in their current form, will expire on December 31, 2012.

Amortization and Accretion

Amortization of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment. Accretion expense is the increase in the asset retirement obligation over time. The asset retirement obligation is based on estimates that may change as more experience is obtained or as general market conditions change impacting the future cost of abandoning the Fund's facilities. Estimates for the three and nine months ended September 30, 2008 are consistent with those disclosed in the Management's Discussion and Analysis for the year ended December 31, 2007.

ADOPTION OF NEW ACCOUNTING STANDARDS IN 2008

Effective January 1, 2008, Newalta adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") new handbook sections 3862 Financial Instruments – Disclosures and 3863 Financial Instruments – Presentation. The incremental disclosure requirements for Newalta are addressed in Note 14 to the interim consolidated financial statements for the three and nine months ended September 30, 2008.

The CICA issued an additional new accounting standard, section 1535 Capital Disclosures which requires both qualitative and quantitative disclosures to provide users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. Effective January 1, 2008, Newalta adopted this new accounting standard and the related disclosure is found in Note 5 to the interim consolidated financial statements for September 30, 2008.

Effective January 1, 2008, the Fund adopted CICA handbook section 3031 Inventories, which replaces section 3030. There was no effect on the Fund's inventory balances. However, going forward the new handbook section provides for the ability to reverse impairment losses previously recognized if the underlying assumption for that impairment has changed.

New accounting standards for future adoption

In February 2008, CICA issued section 3064, Goodwill and intangible assets, replacing section 3062, Goodwill and other intangible assets and section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Fund will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous section 3062. Management is currently evaluating the impact of the adoption of this new section on its consolidated financial statements and does not expect that the adoption of this new section will have a material impact on its financial statements.

On March 11, 2008, the Accounting Standards Board of Canada ("AcSB") confirmed that effective January 1, 2011, International Financial Reporting Standards ("IFRS") will become Canadian GAAP for publicly accountable enterprises such as Newalta. At this time, the impact on our future consolidated balance sheets and statements of operations, comprehensive income and retained earnings are not reasonably determinable or estimable.

We have commenced our IFRS project and have established a formal project governance structure with a target implementation date of January 1, 2011. Our structure includes a steering committee consisting of senior management, a project team to manage and implement the change, and individual working groups to focus on specific issues and areas. The steering committee will be regularly reporting to senior executive management, the Audit Committee and Board. We have also engaged an external expert advisor to assist with the implementation.

At this stage, we have completed our project charter, developed our implementation plan, started our detailed review of the major differences between Canadian GAAP and IFRS for the areas identified in the high-level scan, and began to develop the working groups for each area of the project.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not currently utilize hedging instruments, but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three months ended September 30, 2008, the Fund did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, the effectiveness of such controls.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at 211-11th Avenue S.W., Calgary, Alberta T2R 0C6, or at www.newalta.com, or by facsimile at (403) 806-7032.

Consolidated Balance Sheets

($000s) (unaudited)	September 30, 2008	December 31, 2007
Assets		
Current assets		
Accounts receivable	138,933	159,749
Inventories	31,270	24,122
Prepaid expenses and other	6,669	6,129
	176,872	190,000
Note receivable	1,246	1,424
Capital assets	694,599	661,605
Intangible assets	64,459	66,855
Goodwill	103,597	103,597
	1,040,773	1,023,481
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	86,255	107,809
Distributions payable	7,804	7,662
	94,059	115,471
Senior long-term debt (Note 2)	260,093	206,940
Convertible debentures – debt portion	109,121	108,336
Future income taxes	43,053	49,840
Asset retirement obligations (Note 9)	20,843	20,985
	527,169	501,572
Unitholders' Equity		
Unitholders' capital (Note 4)	507,766	496,027
Convertible debentures – equity portion	1,850	1,850
Contributed surplus	959	1,092
Retained earnings	3,029	22,940
	513,604	521,909
	1,040,773	1,023,481

Consolidated Statements of Operations, Comprehensive Income and Retained Earnings

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
($000s except per unit data) (unaudited)	**2008**	2007	**2008**	2007
Revenue	**158,579**	133,358	**451,694**	362,789
Expenses				
Operating	**107,041**	90,791	**309,066**	253,292
Selling, general and administrative	**14,097**	13,545	**44,395**	39,070
Finance charges	**5,952**	3,632	**17,866**	8,570
Amortization and accretion	**12,448**	10,866	**35,491**	29,879
	139,538	118,834	**406,818**	330,811
Earnings before taxes	**19,041**	14,524	**44,876**	31,978
Provision for (recovery of) income taxes				
Current	**353**	209	**928**	872
Future	**(29)**	(3,578)	**(5,849)**	(6,470)
	324	(3,369)	**(4,921)**	(5,598)
Net earnings and comprehensive income	**18,717**	17,893	**49,797**	37,576
Retained earnings, beginning of period	**7,694**	26,889	**22,940**	51,868
Distributions (Note 8)	**(23,382)**	(22,526)	**(69,708)**	(67,188)
Retained earnings, end of period	**3,029**	22,256	**3,029**	22,256
Net earnings per unit (Note 7)	**0.44**	0.44	**1.19**	0.94
Diluted earnings per unit (Note 7)	**0.44**	0.43	**1.19**	0.93

Consolidated Statements of Cash Flows

($000s) (unaudited)	For the Three Months Ended September 30, 2008	2007	For the Nine Months Ended September 30, 2008	2007
Net inflow (outflow) of cash related to the following activities:				
Operating Activities				
Net earnings	18,717	17,893	49,797	37,576
Items not requiring cash:				
Amortization and accretion	12,448	10,866	35,491	29,879
Future income taxes (recovery)	(29)	(3,578)	(5,849)	(6,470)
Other	(259)	(308)	(1,062)	(1,425)
	30,877	24,873	78,377	59,560
Increase (decrease) in non-cash working capital	11,366	(4,094)	(2,402)	(26,229)
Asset retirement expenditures incurred (Note 9)	(251)	(333)	(1,817)	(830)
	41,992	20,446	74,158	32,501
Investing Activities				
Additions to capital assets	(33,077)	(24,656)	(82,839)	(81,979)
Net proceeds on sale of capital assets (Note 10)	7,029	133	13,619	1,848
Acquisitions (Note 3)	-	(11,548)	-	(36,808)
	(26,048)	(36,071)	(69,220)	(116,939)
Financing Activities				
Issuance of units (Note 4)	-	(3)	1,913	77,328
Increase in debt	4,190	34,779	52,872	64,578
Repayment of acquired debt (Note 3)	-	(48)	-	(785)
Decrease in note receivable	98	108	259	235
Distributions to unitholders (Note 8)	(20,232)	(19,211)	(59,982)	(56,918)
	(15,944)	15,625	(4,938)	84,438
Net cash flow	-	-	-	-
Cash – beginning of period	-	-	-	-
Cash - end of period	-	-	-	-
Supplementary information:				
Interest paid	3,432	3,361	14,858	8,182
Income taxes paid	360	210	1,100	717

Notes to the Interim Consolidated Financial Statements

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(all tabular data in $000s except per unit and ratio data) (unaudited)

Newalta Income Fund (the "Fund") is a Canadian mutual fund trust with wholly-owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI"); (together the Fund, the Corporation, and NISI comprise "Newalta"). Newalta is engaged in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, lead, manufacturing, mining, oil and gas, petrochemical, pulp and paper, refining, steel and transportation services.

NOTE 1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Newalta. The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2007 as contained in the Annual Report for fiscal 2007.

The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2007 except as noted in the following paragraphs.

a) Financial Instruments

Effective January 1, 2008, Newalta adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") new handbook sections 3862 Financial Instruments – Disclosures and 3863 Financial Instruments – Presentation. The incremental disclosure requirements for Newalta are addressed in Note 14 to these interim consolidated financial statements.

b) Capital Disclosures

The CICA issued a new accounting standard, section 1535 Capital Disclosures which requires both qualitative and quantitative disclosures to provide users of financial statements with information to evaluate an entity's objectives, policies and processes for managing capital. Effective January 1, 2008, Newalta adopted this new accounting standard and the related disclosure is found in Note 5 to these interim consolidated financial statements.

c) Inventories

Effective January 1, 2008, the Fund retrospectively adopted CICA handbook section 3031 Inventories, which replaces section 3030. There was no effect on the Fund's inventory balances. However, going forward the new handbook section provides for the ability to reverse impairment losses previously recognized if the underlying assumptions for that impairment have changed.

Use of estimates and assumptions

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended September 30, 2008 and 2007.

NOTE 2. SENIOR LONG-TERM DEBT

	September 30, 2008	December 31, 2007
Amount drawn on credit facility	260,418	207,417
Issue costs	(325)	(477)
Senior long-term debt	260,093	206,940

Newalta extended the maturity of its $425.0 million credit facility to October 2010. The funded debt to EBITDA covenant for the balance of 2008 was amended by maintaining the existing 3.00:1 ratio. Commencing in 2009, this covenant will be 2.50:1. Upon conversion to a corporation, the covenant will be 3.00:1 for the term of the facility. At September 30, 2008, Newalta was in compliance with all covenants (see Note 15 - Subsequent Events).

(1) Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long-term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.

NOTE 3. ACQUISITIONS

On April 1, 2007, Western acquired all of the assets of Panaco Fluid Filtration Systems Ltd. ("Panaco") for a total purchase price of $5.9 million in cash. Panaco and its 15 people based out of Rocky Mountain House, Alberta, deliver onsite fluid filtration services to refineries and gas plants as well as oil and gas exploration drilling locations. Panaco provides services to western Canada and the United States.

Effective May 1, 2007, Eastern acquired the operating assets of three private entities (collectively referred to as Groupe Envirex, "Envirex") based out of Québec for a collective purchase price of $7.9 million in cash. This acquisition adds four centrifuges to Eastern servicing the Québec refinery and petrochemical market. The acquired operations include a fleet of eight vacuum trucks and pressure washers and a household waste, small industrial waste generator and soil treatment business.

Effective May 1, 2007, Eastern acquired a portion of the operating assets of Ecolosite Inc. ("Ecolosite"), based in London, Ontario, for a total purchase price of $3.0 million, comprised of $2.3 million in cash and the assumption of $0.7 million in debt. Ecolosite operates one facility with 13 people servicing customers across Ontario and the Maritimes, in mobile onsite treatment and the management of industrial and municipal waste.

The assets of Eastern Environmental Inc. were acquired by the Eastern division effective June 1, 2007 for a total purchase price of $9.2 million in cash. The acquired operations include 30 experienced people, a fleet of mobile services, a transfer station and processing facility located in Sussex, New Brunswick and a satellite office in Bedford, Nova Scotia.

Eastern acquired the assets of Bucke Environmental Services & Transportation Inc. ("Best") effective July 6, 2007 for a total purchase price of $1.4 million, comprised of $1.4 million in cash and the assumption of $48 thousand in debt. The acquired assets include four vacuum trucks and related assets in the Windsor area.

The assets of New West Fluid Management Inc. ("New West") were acquired by the Western division effective July 5, 2007 for a total purchase price of $9.8 million in cash. The acquired operations include a fleet of 15 vacuum trucks, 30 people and 12 technical field consultants that provide site remediation and abandonment services.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed were:

	Panaco	Envirex	Ecolosite	Eastern Environmental	Best	New West	Total
Cash consideration	5,927	8,066	2,367	9,293	1,387	9,768	36,808
Debt assumed	-	-	737	-	48	-	785
Total Purchase Price	5,927	8,066	3,104	9,293	1,435	9,768	37,593
Net working capital	294	(53)	-	226	-	231	698
Capital assets:							
Land	45	800	-	202	-	-	1,047
Plant & equipment	2,270	4,719	2,539	3,885	1,085	4,037	18,535
Intangibles	500	1,000	-	1,000	350	1,000	3,850
Goodwill	2,818	1,600	581	4,020	-	4,500	13,519
Asset retirement obligations	-	-	(16)	(40)	-	-	(56)
	5,927	8,066	3,104	9,293	1,435	9,768	37,593

The operating results of the businesses acquired are consolidated from the respective closing dates of the transactions.

NOTE 4. UNITHOLDERS' CAPITAL

Authorized capital of the Fund consists of a single class of an unlimited number of trust units. The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	Units (#)	Amount ($)
Units outstanding as at December 31, 2006	36,942	394,601
Units issued	3,000	73,936
Units issued as consideration for Nova Pb assets	511	10,000
Contributed surplus on rights exercised	-	335
Rights exercised	289	3,222
Units issued under the DRIP	675	13,933
Units outstanding as at December 31, 2007	41,417	496,027
Contributed surplus on rights exercised	-	242
Rights exercised	209	1,913
Units issued under the DRIP	560	9,584
Units outstanding as at September 30, 2008	42,186	507,766

NOTE 5. CAPITAL DISCLOSURES

The Fund's capital structure currently consists of:

- Senior long term debt pursuant to the credit facility agreement
- Letters of Credit or bonds issued as financial security to third parties
- Convertible debentures, debt portion; and
- Unitholders' equity.

The objectives in managing the capital structure are to:

- Utilize an appropriate amount of leverage to maximize return on unitholders' equity, and
- To provide for borrowing capacity and financial flexibility to finance Newalta's growth strategy.

Management and the Board of Trustees review and assess the Fund's capital structure and distribution policy at least at each regularly scheduled board meeting which are held at a minimum four times annually. The financial strategy may be adjusted based on the current outlook of the underlying business, the capital requirements to fund growth initiatives and the state of the debt and equity capital markets. In order to maintain or adjust the capital structure, the Fund may:

- Issue new trust units
- Issue new debt securities
- Replace outstanding letters of credit with bonds or other types of financial security
- Amend, revise, renew or extend the terms of its then existing long-term debt facilities
- Enter into new agreements establishing new credit facilities, and/or
- Adjust the amount of distributions paid to unitholders.

Management monitors the capital structure based on measures required pursuant to the Corporation's credit facility agreement which restricts Newalta from declaring distributions and distributing cash if the Corporation is in breach of a covenant under its credit facility. These measures include:

Ratio	September 30, 2008	December 31, 2007	Threshold
Current	1.88:1	1.65:1	1.20:1 minimum
Funded Debt[1] to EBITDA[2]	2.41:1	1.89:1	3.00:1 maximum[4]
Fixed Charge Coverage[3]	1.12:1	1.07:1	1.00:1 minimum

(1) Current Ratio means, the ratio of consolidated current assets to consolidated net current liabilities (excluding the current portion of long-term debt and capital leases outstanding, if any).

(2) Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long-term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.

(3) Fixed Charge Coverage Ratio means, based on the trailing 12-month EBITDA less unfinanced capital expenditures and cash taxes to the sum of the aggregate of principal payments (including amounts under capital leases, if any), interest (excluding accretion for the convertible debentures), dividends and cash distributions paid by the Fund for such period, other than cash payments in respect of the DRIP program of the Fund. Unlike the Funded Debt to EBITDA ratio, the Fixed Charge Coverage ratio trailing twelve month EBITDA is not normalized for acquisitions.

(4) The maximum funded debt to EBITDA covenant under the credit facility is 3.00:1 for the remainder of 2008 and 2.50:1 thereafter. As a corporation, the covenant will be 3.00:1 for the term of the facility.

On June 22, 2007, new tax legislation modifying the taxation of specified investment flow-through entities including mutual fund trusts such as the Fund and its unitholders was enacted (the "New Tax Legislation"). The New Tax Legislation will apply a tax at the trust level on distributions of certain income from the Fund. The New Tax Legislation permits "normal growth" for the Fund through the transitional period which ends December 31, 2010. However, "undue expansion" could cause the transitional relief to be revisited, and the New Tax Legislation to be effective at a date earlier than January 1, 2011. On

December 15, 2006, the Department of Finance released guidelines on normal growth for income trusts and other flow-through entities (the "Guidelines"). Under the Guidelines, the Fund will be able to increase its equity capital each year during the transitional period by an amount equal to a safe harbour amount. The safe harbour amount is measured by reference to Newalta's market capitalization as of the end of trading on October 31, 2006. Newalta's market capitalization at the close of trading on October 31, 2006 was $1.218 billion.

The safe harbour for years up to 2011 will be as follows:

Time Period	Newalta's Annual Safe Harbour Limit ($)	Remaining Safe Harbour Limit Available ($)
November 1, 2006 to Dec 31, 2008	730,800	497,329 (1)
2009	243,600	243,600
2010	243,600	243,600
Total	1,218,000	984,529

(1) The amount reflects the net effect of gross proceeds raised from the issuance of trust units issued from treasury as a result of an equity financing in January 2007 and to finance a portion of the purchase price of the Nova Pb asset acquisition in October 2007, gross proceeds from the issue of Debentures, proceeds from the exercise of rights granted pursuant to the Trust Unit Rights Incentive Plans and the reinvestment by unitholders of distributions pursuant to the DRIP. Canada's Department of Finance ("Finance") has not provided guidance on how units issued as a result of the exercise of TURIPs are to be handled for the purpose of determining the safe harbour limit. Therefore, the amount calculated above may be subject to adjustment upon further clarification from Finance.

In addition, the Fund also has commitments to issue up to 2,792,750 trust units from treasury in connection with the 2003 and 2006 Trust Unit Rights Incentive Plans (the "2003 Plan" and the "2006 Plan") as at September 30, 2008.

NOTE 6. LONG-TERM INCENTIVE PLANS

a) The 2006 Trust Unit Rights Incentive Plan

On March 14, 2008 a total of 630,000 rights were granted to certain directors, officers and employees of the Corporation. The rights were granted at the market price of $16.65 per unit. A further 147,500 rights were granted at an exercise price of $25.19 per unit. On May 15, 2008, an additional 7,500 rights were granted to an employee at an exercise price of $25.50. On July 14, 2008, 75,000 rights were granted to an officer of the Corporation at the market price of $18.03 per unit. Each tranche of the rights vest over a four year period (with a five year life), and the holder of the right has the option to exercise the right for either a unit of the Fund or an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted under the 2006 Plan have therefore been accounted for as stock appreciation rights and the total compensation recovery for these rights was $0.3 million (recognized in the previous quarter) for the three months ended September 30, 2008 and nil for the nine months ended September 30, 2008 (nil in 2007). Compensation expense is included in sales, general and administrative in the consolidated statement of operations, comprehensive income and retained earnings.

b) Trust Unit Appreciation Rights

On March 14, 2008, 125,000 trust unit appreciation rights were granted to an officer of the Corporation at the market price of $16.65. These rights vest in three equal tranches over 33 months. In addition, 372,500 trust unit appreciation rights were granted to certain employees of the Corporation at the market price of $16.65. Each tranche of these rights vests over a four year period with a five year life. The holder of the right has the option to exercise the right for an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted have been accounted for as stock appreciation rights. Total compensation recovery for these rights was $0.3 million (recognized in the previous quarter) for the three months ended September 30, 2008 and nil for the nine months ended September 30, 2008 (nil in 2007). Compensation expense is included in sales, general and administrative in the consolidated statement of operations, comprehensive income and retained earnings.

NOTE 7. EARNINGS PER UNIT

Basic per unit calculations for the three and nine months ended September 30, 2008 and 2007 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units and Debentures.

The calculation of dilutive earnings per unit does not include anti-dilutive rights. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded rights for the three and nine months ended September 30, 2008 were 2,140,000 (1,635,000 and 1,973,500 for the three and nine months ended September 30, 2007 respectively).

The dilutive earnings per unit calculation does not include the impact of anti-dilutive Debentures. The number of trust units issuable on conversion of the Debentures excluded for the three and nine months ended September 30, 2008 was 5.0 million (nil for the three and nine months ended September 30, 2007).

(000s)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
Weighted average number of units	42,102	40,579	41,823	40,056
Net additional units if rights exercised	9	146	-	168
Net additional units if debentures converted	-	-	-	-
Diluted weighted average number of units	42,111	40,725	41,823	40,224

NOTE 8. UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
Unitholder distributions declared	23,382	22,526	69,708	67,188
per unit - $	0.555	0.555	1.665	1.665
Unitholder distributions – paid in cash	20,232	19,211	59,982	56,918
Unitholder distributions – value paid in units	3,117	3,286	9,584	9,586
paid in cash – per unit $	0.481	0.47	1.434	1.42
issued units – per unit $	0.074	0.08	0.229	0.24

NOTE 9. RECONCILIATION OF ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The reconciliation of estimated and actual expenditures for the period is provided below:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
Asset retirement obligations, beginning of period	20,343	20,715	20,985	18,484
Additional retirement obligations added through acquisitions	-	-	-	56
Additional retirement obligations added through development activities	289	-	289	664
Additional retirement obligations added through a change of estimate	-	-	-	1,182
Expenditures incurred to fulfill obligations	(251)	(333)	(1,817)	(830)
Accretion	462	434	1,386	1,260
Asset retirement obligations, end of period	20,843	20,816	20,843	20,816

NOTE 10. DISPOSAL OF CAPITAL ASSETS

During the nine months ended September 30, 2008, Newalta disposed of certain transport vehicles, waste disposal bins, land and buildings with a net book value of $11.2 million for proceeds of $13.6 million in cash. The resulting net gain of $2.4 million is included in amortization and accretion in the consolidated statement of operations, comprehensive income and retained earnings.

NOTE 11. ASSET IMPAIRMENT

Management performs impairment testing on its property, plant and equipment at least annually and whenever events or changes in circumstances indicate that the carrying value of an asset, or group of assets, may not be recoverable. During the first three months of 2008, management identified a group of transport vehicles for which carrying value exceeded fair value. Fair value for these assets was determined based on management's review of equipment utilization and prices for similar assets. The total impairment of $1.0 million ($0.8 million in the Western segment and $0.2 million in the Eastern segment) is included with amortization and accretion in the consolidated statements of operations, comprehensive income and retained earnings.

NOTE 12. TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee of the Fund, is counsel to Bennett Jones LLP. The total cost of these legal services during the three and nine month period ended September 30, 2008 were $0.1 million and $0.3 million, respectively ($0.1 million and $0.4 million for the same periods in 2007).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chair of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity during the three and nine months ended September 30, 2008 were $0.3 million and $0.9 million respectively ($0.2 million and $1.2 million for the same periods in 2007).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

NOTE 13. COMMITMENTS

Letters of Credit and Surety Bonds

At September 30, 2008, Newalta had issued Letters of Credit and Bonds with respect to compliance with environmental licenses and contracts with third parties in the amounts of $49.7 million and $14.1 million respectively.

NOTE 14. FINANCIAL INSTRUMENTS

Fair Values

Newalta's financial instruments include accounts receivable, note receivable, accounts payable and accrued liabilities, distributions payable, senior long-term debt and convertible debentures. The fair values of the Fund's financial instruments that are included in the consolidated balance sheet, with the exception of the convertible debentures, approximate their recorded amount due to the short term nature of those instruments for accounts receivable, accounts payable and accrued liabilities and for senior long-term debt and the note receivable due to the floating nature of the interest rate. The carrying values of Newalta's financial instruments at September 30, 2008 are as follows:

	Held for trading	Loans and Receivables	Available for sale	Other Liabilities	Total Carrying Value
Accounts receivable	-	138,933	-	-	138,933
Note receivable	-	1,246	-	-	1,246
Accounts payable and accrued liabilities	-	-	-	86,255	86,255
Distributions payable	-	-	-	7,804	7,804
Senior long-term debt[1]	-	-	-	260,093	260,093

(1) Net of related costs.

The fair value of the convertible debentures is based on the closing trading price on the TSX as follows:

	September 30, 2008	
	Carrying value[1]	Quoted fair value
7% Convertible debentures due November 30, 2012	110,971	115,000

(1) Includes both the debt and equity portions.

Financial Instrument Risk Management

Credit risk

The Fund is subject to risk from its trade accounts receivables balances. The customer base is large and diverse and no single customer balance exceeds 9% of total accounts receivable. The Fund views the credit risks on these amounts as normal for the industry. Credit risk is minimized by the Fund's broad customer base and diverse product lines and is mitigated by the ongoing assessment of the credit worthiness of its customers as well as monitoring the amount and age of balances outstanding.

Based on the nature of its operations, established collection history, and industry norms, receivables are not considered past due until 90 days after invoice date although standard payment terms require payment within 30 to 120 days. Depending on the nature of the service and/or product, customers may be provided with extended payment terms while Newalta gathers

certain processing or disposal data. Included in the Fund's trade receivable balance are receivables totalling $10.3 million which are considered to be outstanding beyond normal repayment terms at September 30, 2008. A provision of $1.7 million has been established as an allowance for doubtful accounts. No provision has been made for the remaining balance as there has not been a significant change in credit quality and the amounts are still considered collectable. The Fund does not hold any collateral over these balances.

Aging	Trade Receivables aged by invoice date		Allowance for doubtful accounts		Net Receivables	
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
Current	69,380	63,680	-	-	69,380	63,680
31-60 days	25,175	29,860	5	-	25,170	29,860
61-90 days	7,542	10,338	37	16	7,505	10,322
91 days +	10,288	22,511	1,612	2,247	8,676	20,264
Total	112,385	126,389	1,654	2,263	110,731	124,126

To determine the recoverability of a trade receivable, management analyzes accounts receivable, first identifying customer groups that represent minimal risk (large oil and gas and other low risk large companies, governments and municipalities). Impairment of the remaining accounts is determined by identifying specific accounts that are at risk, and then by applying a formula based on aging to the remaining amounts receivable. All amounts identified as impaired are provided for in an allowance for doubtful accounts. The changes in this account for 2008 are as follows:

Allowance for doubtful accounts	
Balance, December 31, 2007	2,263
Additional amounts provided for	1,459
Amounts written off as uncollectible	(2,110)
Amounts recovered during the period	42
Balance, September 30, 2008	1,654

Liquidity risk

Ultimate responsibility for liquidity risk management rests with the Board of Trustees of the Fund, which has built an appropriate liquidity risk management framework for the management of the Fund's short, medium and long-term funding and liquidity management requirements. Management mitigates liquidity risk by maintaining adequate reserves, banking facilities and other borrowing facilities, by monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Newalta is exposed to interest rate risk to the extent that its credit facility has a variable interest rate. Management does not enter into any derivative contracts to manage the exposure to variable interest rates. The convertible debentures have a fixed interest rate until November 30, 2012, at which point, any remaining convertible debentures will need to be repaid or refinanced. The table below provides an interest rate sensitivity analysis for the three and nine months ended September 30, 2008:

	Three Months Ended September 30,	Nine Months Ended September 30,
		Net earnings
If interest rates increased by 1% with all other variables held constant	(483)	(1,378)

Market risk

Market risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market prices. Components of market risk to which the Fund is exposed are discussed below:

Foreign exchange risk

Foreign exchange risk refers to the risk that the value of a financial commitment, recognised asset or liability will fluctuate due to changes in foreign currency exchange rates. The risk arises primarily from firm commitments for receipts and payments settled in U.S. dollars. Management does not enter into any financial instruments to manage the risk for the foreign currency exposure. The table below provides a foreign currency sensitivity analysis on accounts receivable and accounts payable outstanding as at September 30, 2008:

	Net earnings
If the value of the U.S. dollar increased by $0.01 with all other variables held constant	(144)

NOTE 15. SUBSEQUENT EVENTS

a) Plan of Conversion

On November 5, 2008, Newalta Fund announced its intention to convert from an income trust to a corporation on December 31, 2008. The Conversion is subject to unitholder and other approvals and will be undertaken pursuant to a plan of arrangement to be considered at a special meeting of unitholders to be held on or about December 17, 2008. If approved, the Conversion would result in the reorganization of Newalta into a publicly-listed corporation that would own all of the units of Newalta Fund and all of the shares of the Corporation. Pursuant to the Conversion, unitholders would receive, for each unit held, one common share of the public corporation.

b) Credit Facility

Newalta extended the maturity of its $425.0 million credit facility to October 2010. As part of this process, $40 million was assigned by a former member of the lending syndicate to two existing and one new member. The funded debt to EBITDA covenant for the balance of 2008 was amended by maintaining the existing 3.00:1 ratio. Commencing in 2009, this covenant will be 2.50:1. Upon conversion to a corporation, the covenant will be 3.00:1 for the term of the facility.

NOTE 16. SEGMENTED INFORMATION

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Western segment recovers and resells crude oil from oilfield waste, rents drill cuttings management and solids control equipment, provides abandonment and remediation services, collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resalable products. The Eastern segment provides industrial waste collection, pre-treating, transfer, processing and disposal services and operates a fleet of specialized vehicles and equipment for waste transport and onsite processing, a lead recycling facility and an emergency response service in central and eastern Canada. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended September 30, 2008

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	99,000	59,579	-	-	158,579
Inter segment revenue[1]	128	-	(128)	-	-
Operating expense	61,123	46,046	(128)	-	107,041
Amortization and accretion expense	4,709	4,352	-	3,387	12,448
Net margin	33,296	9,181	-	(3,387)	39,090
Selling, general and administrative	-	-	-	14,097	14,097
Finance charges	-	-	-	5,952	5,952
Operating income	33,296	9,181	-	(23,436)	19,041
Capital expenditures and acquisitions[2]	19,865	12,755	-	4,493	37,113
Goodwill	62,280	41,317	-	-	103,597
Total assets	549,406	431,674	-	59,693	1,040,773

For the Three Months Ended September 30, 2007

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	93,493	39,823	-	42	133,358
Inter segment revenue[1]	105	-	(105)	-	-
Operating expense	61,618	29,278	(105)	-	90,791
Amortization and accretion expense	5,604	3,184	-	2,078	10,866
Net margin	26,376	7,361	-	(2,036)	31,701
Selling, general and administrative	-	-	-	13,545	13,545
Finance charges	-	-	-	3,632	3,632
Operating income	26,376	7,361	-	(19,213)	14,524
Capital expenditures and acquisitions[2]	19,738	11,560	-	8,039	39,337
Goodwill	62,280	41,317	-	-	103,597
Total assets	561,233	310,799	-	36,137	908,169

1 Inter-segment revenue is recorded at market, less the costs of serving external customers.

2 Includes capital asset additions and the purchase price of acquisitions.

3 Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

For the Nine Months Ended September 30, 2008

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	276,501	175,113	-	80	451,694
Inter segment revenue[1]	669	-	(669)	-	-
Operating expense	176,303	133,432	(669)	-	309,066
Amortization and accretion expense	16,069	11,920	-	7,502	35,491
Net margin	84,798	29,761	-	(7,422)	107,137
Selling, general and administrative	-	-	-	44,395	44,395
Finance charges	-	-	-	17,866	17,866
Operating income	84,798	29,761	-	(69,683)	44,876
Capital expenditures and acquisitions[2]	37,122	29,089	-	12,337	78,548
Goodwill	62,280	41,317	-	-	103,597
Total assets	549,406	431,674	-	59,693	1,040,773

For the Nine Months Ended September 30, 2007

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	257,399	104,735	-	655	362,789
Inter segment revenue[1]	538	-	(538)	-	-
Operating expense	174,397	79,433	(538)	-	253,292
Amortization and accretion expense	15,029	10,647	-	4,203	29,879
Net margin	68,511	14,655	-	(3,548)	76,618
Selling, general and administrative	-	-	-	39,070	39,070
Finance charges	-	-	-	8,570	8,570
Operating income	68,511	14,655	-	(51,188)	31,978
Capital expenditures and acquisitions[2]	42,810	44,447	-	17,318	104,575
Goodwill	62,280	41,317	-	-	103,597
Total assets	561,233	310,799	-	36,137	908,169

1 Inter-segment revenue is recorded at market, less the costs of serving external customers.

2 Includes capital asset additions and the purchase price of acquisitions.

3 Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

File No. 82-34834

VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

Suite 310 606 4th Street SW
Calgary, Alberta T2P 1T1
Phone 403 233-2801 Fax 403 233-2857

VIA SEDAR

November 5, 2008

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Autorité des Marches Financiers
Ontario Securities Commission

Dear Sirs,

Re: Newalta Income Fund
Special Meeting of Unitholders

We are pleased to advise you of the details of the upcoming meeting of the unitholders of Newalta Income Fund:

Issuer:	Newalta Income Fund
Meeting Type:	Special Meeting
Cusip/ ISIN:	CA65020R1091
Meeting Date:	December 17, 2008
Record Date of Notice:	November 12, 2008
Record Date of Voting:	November 12, 2008
Beneficial Ownership Determination Date:	November 12, 2008
Class of Securities Entitled to Receive Notice	Trust Units
Class of Securities Entitled to Vote:	Trust Units
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 – 101 regarding Shareholder Communication, in our capacity as the agent for Newalta Income Fund.

Yours truly,

'Signed"
June Lam
Officer, Income Trusts

cc: Newalta Income Fund
Attn: Took Whiteley

File No. 82-34834

THIRD QUARTER REPORT 2008



Quarterly Report

NEWALTA

Financial and Operating Highlights

Financial results and highlights for the three and nine months ended September 30, 2008:

- For the third quarter and year-to-date 2008, revenue improved 19% and 25% to $158.6 million and $451.7 million, respectively, compared to 2007.
- Third quarter net earnings of $18.7 million and EBITDA[1] of $37.4 million increased 5% and 29%, respectively, as compared to 2007, representing the highest quarterly EBITDA in the history of the company. Year-to-date, EBITDA improved 41% to $98.2 million compared to last year, exceeding the total annual EBITDA in 2007. Net earnings improved 33% to $49.8 million year-to-date compared to last year.
- As a percent of revenue, EBITDA in the third quarter was 23.6%, compared to 21.7% in 2007. Year-to-date, EBITDA as a percent of revenue was 21.7%, compared to 19.2% for the same period in 2007.
- Funds from operations[1] increased 24% to $30.9 million in the third quarter and 32% to $78.4 million year-to-date, as compared to the same period in the prior year.
- Cash distributed as a percentage of funds from operations on a year-to-date basis was reduced to 77% compared with 96% for the same period last year.
- Western Division ("Western") revenue and net margin[1] increased 6% to $99.0 million and 26% to $33.3 million, respectively for the third quarter, compared to the same period in 2007. Year-to-date, revenue and net margin increased 7% to $276.5 million and 24% to $84.8 million, respectively, compared to 2007. Western's strong performance was primarily due to higher crude oil sales, increased waste receipts from heavy oil/SAGD onsite customers, and the deployment of drill site equipment to U.S. markets.
- Eastern Division ("Eastern") third quarter revenue and net margin increased 50% to $59.6 million and 25% to $9.2 million, respectively, primarily due to contributions from acquisitions completed in the second half of 2007. Year-to-date, revenue and net margin increased 67% to $175.1 million and 103% to $29.8 million, respectively. Performance across Eastern's operations was steady, in line with expectations, despite continued slowing of the economy. As expected, landfill volumes increased to historical levels in the third quarter and volumes in the fourth quarter are expected to be maintained at similar levels.
- Adjusted for foreign exchange, selling, general, and administrative ("SG&A") expenses in the third quarter were 9.3% of revenue at $14.8 million, compared to 10.1% for the same period last year and year-to-date, SG&A expenses decreased to 10.1% of revenue, compared to 10.7% in 2007. Management's objective for SG&A remains to maintain these expenses at 10% or less, of revenue for the year.
- Newalta continues to effectively manage capital expenditures. Growth capital expenditures in the quarter were $30.2 million, compared to $22.5 million in 2007. Maintenance capital expenditures[1] in the third quarter were $6.9 million compared to $5.3 million in the same period last year. Total capital expenditures, including maintenance capital, are expected to remain in line with the budget for the year at $135.0 million.

- Initiatives to improve productivity by selling idle or redundant non-core assets resulted in year-to-date proceeds of $13.6 million, with proceeds of $7.0 million generated in the third quarter.
- Newalta extended the maturity of its $425.0 million credit facility to October 2010. As part of this process, $40 million was assigned by a former member of the lending syndicate to two existing and one new member. The funded debt to EBITDA covenant for the balance of 2008 was amended by maintaining the existing 3.00:1 ratio. Commencing in 2009, this covenant will be 2.50:1. Upon conversion to a corporation, the covenant will be 3.00:1 for the term of the facility. Newalta continues to prudently manage its balance sheet. As at September 30, 2008, funded debt to EBITDA ratio was 2.41:1, working capital was $82.8, and unused capacity on its credit facility was approximately $114.8 million.
- On a trailing twelve–month basis at September 30, 2008, our corporate three-year average return on capital was 16.8% compared to the three-year average of 19.2% for the same period in 2007. The decrease is primarily attributable to the decline in Ontario and Québec economies, lower utilization of Canadian drill site assets and the impact of acquisitions and growth capital investments made last year which have not yet fully contributed to EBITDA.
- On November 5, 2008, Newalta Fund announced its intention to convert from an income trust to a corporation on December 31, 2008. The Conversion is subject to unitholder and other approvals and will be undertaken pursuant to a plan of arrangement to be considered at a special meeting of unitholders to be held on or about December 17, 2008. If approved, the Conversion would result in the reorganization of Newalta into a publicly-listed corporation that would own all of the units of Newalta Fund and all of the shares of the Corporation. Pursuant to the Conversion, unitholders would receive, for each unit held, one common share of the public corporation.

FINANCIAL RESULTS AND HIGHLIGHTS

($000s except per unit data) (unaudited)	Q3 2008	Q3 2007	% Increase (Decrease)	YTD 2008	YTD 2007	% Increase (Decrease)
Revenue	**158,579**	133,358	19	**451,694**	362,789	25
Net earnings	**18,717**	17,893	5	**49,797**	37,576	33
per unit ($), basic	**0.44**	0.44	-	**1.19**	0.94	27
per unit ($), diluted	**0.44**	0.43	3	**1.19**	0.93	28
EBITDA[1]	**37,441**	28,980	29	**98,153**	69,771	41
Trailing 12 month EBITDA	**n/a**	n/a		**124,609**	98,209	27
Funds from operations[1]	**30,877**	24,873	24	**78,377**	59,560	32
per unit ($)	**0.73**	0.61	20	**1.87**	1.49	26
Maintenance capital expenditures[1]	**6,891**	5,257	31	**12,301**	11,008	12
Distributions declared	**23,382**	22,526	4	**69,708**	67,188	4
per unit – ($)	**0.56**	0.56	-	**1.67**	1.67	-
Cash distributed[1]	**20,232**	19,211	5	**59,982**	56,918	5
Growth and acquisition capital expenditures	**30,222**	34,080	(11)	**66,247**	93,567	(29)
Weighted average units outstanding (000s)	**42,102**	40,579	4	**41,823**	40,056	4
Total units outstanding (000s)	**42,186**	40,643	4	**42,186**	40,643	4
Trust Unit trading price – high	**20.10**	25.92	(22)	**21.10**	28.25	(25)
Trust Unit trading price – low	**12.20**	18.57	(34)	**12.20**	18.57	(34)
Average daily trust unit trading volume	**167,332**	125,262	34	**142,637**	144,667	(1)

1 These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("Canadian GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.

Management's Discussion and Analysis

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general market conditions, commodity prices, interest rates, exchange rates, seasonality of operations, growth, acquisition strategy, integration of businesses into Newalta's operations, potential liabilities from acquisitions, dependence on senior management, regulation, landfill operations, competition, risk of pending and future legal proceedings, employees, labour unions, fuel costs, access to industry and technology, possible volatility of trust unit price, insurance, future capital needs, debt service, sales of additional trust units, dependence on the Corporation, the nature of the trust units, unlimited liability of unitholders, nature of the debentures issued by the Fund, Canadian federal income tax, redemption of trust units, loss of mutual fund trust status, the effect of Canadian federal government proposals regarding non-resident ownership, and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis and the unaudited consolidated financial statements and notes thereto contain references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("Canadian GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to assist in analyzing liquidity. Cash distributed is calculated as follows:

($000s)	**Q3 2008**	Q3 2007	**YTD 2008**	YTD 2007
Distributions	**23,382**	22,526	**69,708**	67,188
Add:				
Opening distributions payable	**7,770**	7,490	**7,662**	6,835
Less:				
Ending distributions payable	**(7,804)**	(7,519)	**(7,804)**	(7,519)
Distributions reinvested through DRIP	**(3,117)**	(3,286)	**(9,584)**	(9,586)
Cash distributed	**20,231**	19,211	**59,982**	56,918

"Combined divisional net margin" is used by management to analyze combined divisional operating performance. Combined divisional net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Combined divisional net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses for both Western and Eastern. For further clarity combined divisional net margin excludes inter-segment eliminations and unallocated revenue and expenses.

"EBITDA" is a measure of the Newalta's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized or how the results are taxed in various jurisdictions. EBITDA is derived from the consolidated statements of operations, accumulated other comprehensive income and retained earnings and is calculated as follows:

($000s)	Q3 2008	Q3 2007	YTD 2008	YTD 2007
Net earnings	**18,717**	17,893	**49,797**	37,576
Add back (deduct):				
Current income taxes	**353**	209	**928**	872
Future income taxes	**(29)**	(3,578)	**(5,849)**	(6,470)
Interest expense	**5,952**	3,632	**17,866**	8,570
Interest revenue	**-**	(42)	**(80)**	(656)
Amortization and accretion	**12,448**	10,866	**35,491**	29,879
EBITDA	**37,441**	28,980	**98,153**	69,771

"Funds from operations" is used to assist management and investors in analyzing cash flow and leverage. Funds from operations as presented is not intended to represent operating funds from continuing operations or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Funds from operations is derived from the consolidated statements of cash flows and is calculated as follows:

($000s)	Q3 2008	Q3 2007	YTD 2008	YTD 2007
Cash from operating activities	**41,992**	20,446	**74,158**	32,501
Add back (deduct):				
Changes in working capital	**(11,366)**	4,094	**2,402**	26,229
Asset retirement expenditures incurred	**251**	333	**1,817**	830
Funds from operations	**30,877**	24,873	**78,377**	59,560

"Maintenance capital expenditures" are expenditures required to maintain current operating levels and are reported separately from growth activity by management because these types of expenditures are not discretionary. Maintenance capital expenditures are capital expenditures to replace and maintain depreciable assets at current service levels.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses.

"Operating income" is used by management to analyze corporate operating performance before taxes. Operating income is not intended to represent net earnings nor should it be viewed as an alternative to other measures of financial performance calculated in accordance with Canadian GAAP. The closest Canadian GAAP measure to operating income is net earnings. Operating income is calculated from the statement of operations and comprehensive income and is defined as revenue less operating, SG&A, finance and amortization and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

References to cash distributed, combined divisional net margin, EBITDA, funds from operations, maintenance capital expenditures, net margin, operating income and return on capital throughout this document have the meanings set out above.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the three and nine months ended September 30, 2008, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2007, (iii) the most recently filed Annual Information Form of the Fund, and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the three and nine months ended September 30, 2007. Information for the three and nine months ended September 30, 2008, along with comparative information for 2007, is provided.

This Management's Discussion and Analysis ("MD&A") is dated November 5, 2008 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

Strong crude oil prices and excellent returns on our investments continued to drive profitable growth in the third quarter despite a continued weak economy in Ontario and Quebec. Third quarter revenue, net earnings, and EBITDA improved by 19%, 5% and 29%, respectively, compared to 2007. On a year-to-date basis, revenue, net earnings, and EBITDA improved by 25%, 33% and 41%, respectively, compared to 2007.

Drilling activity in western Canada improved in the third quarter and remained strong in the U.S., driven by higher prices for crude oil and significant gas drilling in the U.S. Revenue and net margin for Western Division increased primarily due to: higher crude oil sales, increased waste receipts from heavy oil/SAGD onsite customers, and the deployment of drill site rental equipment to the U.S.

Improved Eastern results for the first nine months of 2008 continue to be driven by contributions from our 2007 investments. As the price of lead returned to more historic norms, Nova Pb continued to make a strong contribution to performance. Despite a weakening economy in Ontario and Quebec, the remainder of our facility network in eastern Canada produced steady results in the third quarter, with revenue and waste volumes meeting management's expectations.

Corporately, third quarter SG&A expense improved as a percentage of revenue from 10.1% in 2007 to 9.3% in 2008. Excluding foreign exchange gains/losses, SG&A expense improved to 10.1% in 2008, from 10.7% in 2007 on a year-to-date basis. We also continued a program to identify and sell redundant or idle non-core assets generating proceeds of $7.0 million in the third quarter of 2008 and $13.6 million year-to-date. We continue to prudently manage the balance sheet with a funded debt to EBITDA ratio of 2.41:1. Overall, the improved performance on a year-to-date basis improved the ratio of cash distributed as a percentage of funds from operations to 77% compared to 96% in the same period in 2007.

On November 5, 2008, Newalta Fund announced its intention to convert from an income trust to a corporation on December 31, 2008. The Conversion is subject to unitholder and other approvals and will be undertaken pursuant to a plan of arrangement to be considered at a special meeting of unitholders to be held on or about December 17, 2008. If approved, the Conversion would result in the reorganization of Newalta into a publicly-listed corporation that would own all of the units of Newalta Fund and all of the shares of the Corporation. Pursuant to the Conversion, unitholders would receive, for each unit held, one common share of the public corporation.

RESULTS OF OPERATIONS

Western

Western's third quarter revenue and net margin increased 6% and 26%, respectively over the third quarter of 2007. On a year-to-date basis, Western's revenue improved 7% and net margin increased 24% over 2007. Contributing factors to our continued strong results year-over-year for the third quarter and year-to-date for 2008 were:

- strong crude oil pricing;
- successful expansion of heavy oil/SAGD onsite services; and
- growth in our share of the U.S. drill site equipment and services business.

The following table compares Western's third quarter and year-to-date results for 2008 to the third quarter and year-to-date results for 2007:

($000s)	**Q3 2008**	Q3 2007	% Change	**YTD 2008**	YTD 2007	% Change
Revenue – external	**99,000**	93,493	6	**276,501**	257,399	7
Revenue – internal	**128**	105	22	**669**	538	24
Operating costs	**61,123**	61,618	(1)	**176,303**	174,397	1
Amortization and accretion	**4,709**	5,604	(16)	**16,069**	15,029	8
Net margin	**33,296**	26,376	26	**84,798**	68,511	24
Net margin as % of revenue	**33**	28	21	**31**	27	15
Maintenance capital	**3,455**	3,802	(9)	**6,179**	7,464	(17)
Growth capital	**16,412**	6,150	167	**30,944**	19,649	57

Consistent with our diversification strategy, Western's third quarter relative contribution to consolidated revenue decreased to 62% in 2008, from 70% in 2007. On a year-to-date basis, Western's relative contributions to consolidated revenue decreased to 61% in 2008, from 71% in 2007. However, due to strong crude oil prices, Western's third quarter relative contribution to divisional net margin remained flat year-over-year at 78% and decreased to 74% year-to-date as compared to 82% in 2007.

The Oilfield business unit accounted for approximately 60% of Western's year-to-date revenue with the Drill Site and Industrial business units each contributing approximately 12% and 28%, respectively.

The Oilfield business unit's performance improved significantly over the third quarter and on a year-to-date basis, with revenue increasing 20% and 25%, respectively. The improvement was due to increased waste volumes, record high crude oil prices, and growth in heavy oil/SAGD onsite services. The increase in waste volumes processed at our fixed facility network was driven primarily by higher heavy oil waste receipts from heavy oil/SAGD onsite activity and higher crude oil content in the waste received.

The table below reflects the increases in crude oil recovered for Newalta's account and waste processed by Oilfield as well as our average price received for crude oil sales.

	Q3 2008	Q3 2007	% Change	YTD 2008	YTD 2007	% Change
Waste processing volumes ('000 m3)	**276.1**	232.2	19	**768.1**	682.4	13
Recovered crude oil ('000 bbl)[1]	**102.3**	99.8	3	**315.4**	271.3	16
Average crude oil price received (CDN$/bbl)	**105.44**	61.01	73	**96.72**	58.98	64

1 Represents the total crude oil recovered and sold for Newalta's account. In addition to the 99,800 bbl recovered and sold in Q3 2007, there were 30,200 bbl of deferred oil sales that were recognized.

Drill Site business unit revenue is generated from two main areas:

- environmental services, and
- the supply and operation of drill site processing equipment.

Environmental services comprise: drilling waste management services, site reclamation, and well abandonment services. In 2008, environmental services revenue was down in the third quarter of 2008 and for the first nine months of the year compared to 2007 mainly due to decreased demand for our services.

Drill site processing equipment comprises two main groups of equipment: solids control and drill cuttings. Solids control equipment consists of centrifuges and ancillary equipment that can be used on any drilling location to remove unwanted solids from any type of drilling fluid and operate closed loop systems where the drilling muds and water can be reused. Drill cuttings equipment is specialized to wells drilled using oil-based drilling muds. This equipment is used to recover oil-based fluids for reuse in the active mud system and to manage the drill cuttings to minimize transportation and disposal of solid waste. The equipment rental business is impacted by a number of factors, including:

- equipment maintenance, including regularly scheduled and emergency maintenance;
- equipment in-transit between: the U.S. and Canada, or our customers' sites and our facilities;
- billing days, as our clients are only billed for days that the equipment is in use on the client site; and,
- natural gas drilling activity levels in Canada and U.S., driven by the demand and supply balance and natural gas prices in North America.

We continued to grow this business by increasing the size of our U.S. fleet, tripling our presence in the U.S. market since Q3 2007. Our growth in the U.S. market helped offset the weakness in the Canadian market and has improved our utilization of these assets. Our strategy to move equipment to the U.S. will continue to diversify our revenue base in future quarters by taking advantage of the larger U.S. drilling market.


Monthly Average Canadian Drilling Rig Count
600
500
400
300
200
100
0
Q4 06–07
Q1 07–08
Q2 07–08
Q3 07–08

Source: Canadian Association of Oilwell Drilling Contractors (CAODC)

The table below reflects the changes in Drill Site's Canadian rental equipment-in-use for the third quarter and first nine months of 2008 compared to the same periods in 2007:

Canada Drill Site	Q3 2008	Q3 2007	% Change	YTD 2008	YTD 2007	% Change
Average equipment-in-use[1]						
Solids control equipment	8	7	14	7	7	-
Drill cuttings equipment	12	17	(29)	17	19	(11)
Average equipment-in-use	20	24	(17)	24	26	(8)
Average rental equipment[2]	84	116	(28)	93	118	(22)

1 *"Equipment in use" is calculated by taking the product of the total amount of average rental equipment and the utilization rate for the period. The utilization rate is calculated by dividing the number of rental days by 90% of the total number of potential rental days.*

2 *"Average rental equipment" is the weighted average number of units available during the period.*

The table below reflects the changes in Drill Site's U.S. rental equipment-in-use for the third quarter and first nine months of 2008 compared to the same periods in 2007:

U.S. Drill Site	Q3 2008	Q3 2007	% Change	YTD 2008	YTD 2007	% Change
Average equipment-in-use						
Solids control equipment	35	11	218	31	10	210
Drill cuttings equipment	6	-	n/a	4	-	n/a
Average equipment-in-use	41	11	273	35	10	250
Average rental equipment	63	21	200	50	16	213

Activity levels and performance in the Industrial business unit remained relatively flat for the three and nine months ended September 30, 2008. In the third quarter of 2008, Industrial's used oil volumes collected were down 4% to 14.3 million litres, from 15.0 million litres in 2007. On a year-to-date basis, used oil volumes collected were 7% lower at 41.7 million litres, from 44.8 million litres in 2007. Finished products sales in the third quarter and year-to-date 2008 totalled 19.9 million litres and 47.5 million litres, respectively, at an average price of $0.59 and $0.60 per litre. In 2007, finished products sold totalled 18.4 million litres and 47.3 million litres, respectively, at an average price of $0.57 per litre for the third quarter and $0.59 per litre year-to-date. Industrial service centre revenues were up 8% to $15.2 million in the third quarter while they decreased 3% to $44.1 million on a year-to-date basis.

In line with our plan, our growth capital expenditures grew 167% on a quarter-over-quarter basis, and 57% on a year-to-date basis. We continued to focus on expanding our Drill Site and heavy oil/SAGD onsite services as well as productivity improvements to existing Oilfield facilities. Maintenance capital expenditures decreased in both the third quarter and year-to-date by 9% and 17%, respectively.

Western Outlook

Our outlook for Western remains relatively stable. The recent decline in oil prices and the anticipated softening in natural gas drilling will be somewhat offset by the weakening Canadian dollar, capital investment in our fixed facilities and growth in our U.S. drill site and heavy oil/SAGD onsite businesses.

Eastern

Our 2007 investments continued to enhance Eastern's overall profitability. However, challenging economic conditions in Ontario and Québec impacted our year-to-date growth in 2008. Nova Pb contributed to revenue and net margin growth while Eastern's fixed facilities' performance was flat. Consistent with management's expectations, the Stoney Creek landfill's waste receipts recovered to historical quarterly volumes in Q3 but are still significantly lower for the nine months ended September 30, 2008.

Consistent with our diversification strategy over the last two years, Eastern's contributions to consolidated revenue and combined divisional net margin increased on a year-to-date basis, to 39% and 26% (29% and 18% for 2007), respectively. Third quarter contributions to consolidated revenue increased to 38%, from 33% and combined divisional net margin was flat at 22%. These contributions are in line with our expectation that Eastern would represent approximately 30% of combined divisional net margin in 2008.

The following table compares Eastern's third quarter and year-to-date results for 2008 to the third quarter and year-to-date results for 2007:

($000s)	Q3 2008	Q3 2007	% Change	YTD 2008	YTD 2007	% Change
Revenue – external	59,579	39,823	50	175,133	104,735	67
Revenue – internal	-	-	-	-	-	-
Operating costs	46,046	29,278	57	133,432	79,433	68
Amortization and accretion	4,352	3,184	37	11,920	10,647	12
Net margin	9,181	7,361	25	29,761	14,655	103
Net margin as % of revenue	15	18	17	17	14	21
Maintenance capital	3,421	1,357	152	6,046	3,142	92
Growth capital	9,334	8,395	11	23,043	19,409	19

The Québec/Atlantic Canada business unit produced excellent results for the third quarter due to the contributions from our 2007 acquisitions while performance from fixed facilities was flat. For Nova Pb, as compared to the second quarter of 2008, our volume of lead delivered in the third quarter decreased 10% to 10.9 thousand metric tonnes ("MT"), as noted in the table below. Nova Pb's revenue in the third quarter of 2008 decreased 19% compared to the second quarter of 2008 due to a decrease in the average price received for our direct sales of recycled lead, consistent with the decrease in the average London Metals Exchange ("LME") price to more historical norms. As expected, scheduled maintenance on the kiln was completed in July 2008 reducing the operating days in the third quarter to 76% of capacity compared to operating at full capacity in the second quarter. Performance from other facilities in Québec/Atlantic Canada performed in line with management's expectations.

	Q3 2008	Q2 2008	Q1 2008	% Change Q3 to Q2	% Change Q2 to Q1	YTD 2008
Volume of lead delivered ('000 MT)	10.9	12.1	10.7	(10)	13	33.6
% of lead delivered						
Direct Sales	62	58	67	7	-	62
Tolling	38	42	33	(10)	-	38
Average price received - direct sales (CDN$/MT)[1]	2,175	2,717	2,991	(20)	(9)	2,643
Average LME price (U.S.$/MT)[2]	1,911	2,653	2,760	(28)	(4)	2,368

1 Average price received includes all direct sales of finished products, including finished products that are alloyed to customer specifications.

2 Average LME price is based on a one month lag consistent with our pricing structure.

The Ontario business unit's performance in the third quarter continued to be affected by continued weakness in the Ontario economy. Performance from the fixed facilities was flat for both the third quarter of 2008 and on a year-to-date basis, with price increases offsetting the reduced waste volumes received. Waste receipts at the Stoney Creek landfill were up in the third quarter by 4% over the same period last year; however, continue to be down on a year-to-date basis by 24%.

Growth capital of $9.3 million increased by $1.0 million compared to the third quarter of 2007. Growth capital of $23.0 million increased by $3.6 million compared to the nine months of 2007 which was mainly invested in productivity improvements at facilities in Ontario and Québec and restarting the second kiln at the lead recycling facility. We are in the process of commissioning the second kiln and expect it to be operational by the end of the first quarter 2009. Maintenance capital expenditures for the third quarter and year-to-date each increased by $2.1 million to $3.4 million and $2.9 million to $6.0 million, respectively.

Eastern Outlook

For the balance of 2008, our business in eastern Canada is anticipated to produce results relatively consistent with the third quarter. The success of our capital investments, including acquisitions, continues to produce strong results and supports our diversification strategy.

Stoney Creek landfill volumes in the fourth quarter are anticipated to be at similar levels as the third quarter. In Québec/Atlantic, the decline of lead prices to more historic norms will be somewhat offset by the weakening Canadian dollar. It is management's intent to manage our exposure to commodity price risk by adjusting our tolling production to maximize returns.

CORPORATE AND OTHER

($000s)	Q3 2008	Q3 2007	% Change	YTD 2008	YTD 2007	% Change
Selling, general and administrative expenses[1]	14,752	13,412	10	45,567	38,873	17
as a % of revenue	9.3	10.1	(8)	10.1	10.7	(6)
Amortization and accretion	12,448	10,866	15	35,491	29,879	19
as a % of revenue	7.8	8.1	(4)	7.9	8.2	(5)

1 *Excludes foreign exchange gains and losses.*

The increase in selling, general and administrative expense was attributable to increased staff to support the growth of the business compared to the third quarter of 2007. SG&A excludes a net $0.7 million foreign exchange gain in the third quarter of 2008 (Q3 2007 - loss of $0.1 million) and a net $1.2 million foreign exchange gain on a year-to-date basis (year-to-date 2007 – loss of $0.3 million). Foreign exchange gains and losses will vary from period to period depending on the movement of the Canadian dollar versus the U.S. dollar and the amount of U.S. denominated receivables and payables outstanding. Newalta currently does not enter into derivative contracts to manage foreign exchange risk.

The increase in amortization was attributable to recent acquisitions and growth capital expenditures. As a percentage of revenue, amortization and accretion was flat during the third quarter and decreased modestly year-over-year. Over the past two years, we have acquired a total of 14 businesses, and with these businesses we acquired some redundant or idle assets. We are continuing to focus on consolidating operations and identifying and selling redundant and idle assets. Year-to-date, redundant assets were sold for total proceeds of $13.6 million with a net gain of $2.4 million. This gain was offset by an impairment write-down of some idle assets of $1.0 million. Both the net gain and the impairment write-down are reflected in amortization and accretion.

($000s)	**Q3 2008**	Q3 2007	% Change	**YTD 2008**	YTD 2007	% Change
Bank fees and interest	**3,468**	3,632	(5)	**10,972**	8,570	28
Convertible debentures interest and accretion of issue costs	**2,304**	-	n/a	**6,894**	-	n/a
Finance charges	**5,952**	3,632	64	**17,866**	8,570	108

The increase in finance charges for the three and nine months ended September 30, 2008 compared to the same periods in 2007 were due to an increase in the average senior long-term debt level and the issuance of $115.0 million in convertible debentures ("Debentures") in November 2007. At September 30, 2008, senior long-term debt was $260.1 million compared with $206.9 million at December 31, 2007. From January 1, 2008, senior long-term debt increased by $53.2 million which was primarily attributable to the funding of growth capital expenditures.

($000s)	**Q3 2008**	Q3 2007	% Change	**YTD 2008**	YTD 2007	% Change
Current tax	**353**	209	68	**928**	872	(6)
Future income tax	**(29)**	(3,578)	(99)	**(5,849)**	(6,470)	(10)
Provision for (recovery of) income taxes	**324**	(3,369)	(110)	**(4,921)**	(5,598)	(12)

Current tax expense for the third quarter of 2008 increased 68% in the third quarter, while it declined 6% on a year-to-date basis. For the third quarter, the future income tax recovery decreased 99% while on a year-to-date basis, future income tax recoveries decreased by 10% in 2008 as compared to 2007. The reason for the shift in future income taxes is due to a decrease in the amount of income sheltered between the Fund and its subsidiaries. After conversion, based on current performance and investment, Newalta does not anticipate paying any Canadian cash taxes until 2012 at the earliest. This tax horizon is dependent on a number of factors including, but not limited to, the amount of tax loss carryforwards and total undepreciated capital cost ("UCC") and eligible cumulative expense ("ECE") pools accumulated. As at December 31, 2007, we had $80 million in tax loss carryforwards and $423.0 million in UCC and ECE pools. See CRITICAL ACCOUNTING ESTIMATES – FUTURE INCOME TAXES in the MD&A for the year ended December 31, 2007 relating to the taxation of specified investment flow-through ("SIFT") entities.

As at November 5, 2008, the Fund had 42,238,075 trust units outstanding, outstanding rights to acquire up to 2,892,750 trust units and a number of trust units that may be issuable pursuant to the Debentures (see the MD&A for the year ended December 31, 2007 LIQUIDITY AND CAPITAL RESOURCES – Sources of Cash – Convertibles).

LIQUIDITY AND CAPITAL RESOURCES

The term liquidity refers to the speed with which a company's assets can be converted into cash as well as cash on hand. Liquidity risk for the Fund may arise from its general day-to-day cash requirements, and in the management of its assets, liabilities and capital resources. Liquidity risk is managed against Newalta's financial leverage to meet its obligations and commitments in a balanced manner.

Our debt capital structure is as follows:

($000s)		September 30, 2008	December 31, 2007
Working capital		**82,813**	74,529
Use of credit facility:			
Senior long-term debt (before related costs)		**260,418**	207,417
Letters of credit		**49,749**	40,095
Funded senior debt	A	**310,167**	247,512
Unused credit facility capacity		**114,833**	177,488
Debentures	B	**115,000**	115,000
Total Debt	= A + B	**425,167**	362,512

The Fund's net working capital was $82.8 million at September 30, 2008 compared with $74.5 million at December 31, 2007. At current activity levels, working capital of $82.8 million is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The decrease in working capital from December 31, 2007 related to the settlement of related purchase price adjustments and the payment of capital expenditures accrued for at year end, offset by higher working capital requirements to support the lead recycling operations. The credit risks associated with accounts receivable are viewed as normal for the industry. We have not purchased any asset-backed commercial paper investments and have had no direct impact from the collapse of the sub-prime mortgage markets in the United States. A measure we use as an indication of liquidity is the Current Ratio, which is defined as the ratio of total current assets to total current liabilities. The Current Ratio at September 30, 2008 reflected that Newalta had sufficient current assets to cover its current liabilities by 1.88 times (at December 31, 2007, the ratio was 1.65 times). This ratio exceeds Newalta's bank covenant minimum requirement of 1.20:1.

SOURCES OF CASH

The Fund's liquidity needs can be sourced in several ways including: funds from operations, short and long-term borrowings against our credit facility and the issuance of securities from treasury. The components of the capital structure remained the same compared to December 31, 2007.

Credit Facility

Newalta extended the maturity of its $425.0 million credit facility to October 2010. As part of this process, $40 million was assigned by a former member of the lending syndicate to two existing and one new member. The funded debt to EBITDA covenant for the balance of 2008 was amended by maintaining the existing 3.00:1 ratio. Commencing in 2009, this covenant will be 2.50:1. Upon conversion to a corporation, the covenant will be 3.00:1 for the term of the facility. Newalta continues to prudently manage its balance sheet. As at September 30, 2008, funded debt to EBITDA ratio was 2.41:1, working capital was $82.8, and unused capacity on its credit facility was approximately $114.8 million. The Credit Facility is used to fund growth capital expenditures and for general corporate purposes as well as to issue letters of credit to third parties up to a maximum amount of $60.0 million. The aggregate dollar amount of letters of credit that have been issued and are outstanding under the Credit Facility are not categorized in the financial statements as long term debt of Newalta; however, the amount of funds that can be drawn on the Credit Facility by Newalta is reduced by the amount of the outstanding letters of credit. Newalta is currently required to issue either letters of credit or a bond with various environmental regulatory authorities to ensure that the eventual asset retirement obligations for its facilities are fulfilled. These letters of credit or bonds will not be utilized unless Newalta defaults on its obligation to restore the lands to a condition acceptable by these authorities. At September 30, 2008, letters of credit and bonds issued as financial security to third parties totalled $63.9 million. Of this amount, $49.7 million is committed on the Credit Facility. Bonds, if less than $25.0 million in total, are not required to be offset against the borrowing amount available under the Credit Facility.

At September 30, 2008, Newalta had funded senior debt of $310.2 million, compared to $247.5 million at December 31, 2007, an increase of $62.7 million. The increase was primarily due to growth capital funding requirements and an increase in letter of credit.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under the Credit Facility. Financial performance relative to the financial ratio covenants under the current Credit Facility is reflected in the table below:

	September 30, 2008	Threshold
Current Ratio[1]	**1.88:1**	1.20:1 minimum
Funded Debt to EBITDA[2]	**2.41:1**	3.00:1 maximum[4]
Fixed Charge Coverage Ratio[3]	**1.11:1**	1.00:1 minimum

1 *Current Ratio means, the ratio of consolidated current assets to consolidated net current liabilities (excluding the current portion of long-term debt and capital leases outstanding, if any).*

2 *Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long-term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.*

3 *Fixed Charge Coverage Ratio means, based on the trailing 12-month EBITDA less unfinanced capital expenditures and cash taxes to the sum of the aggregate of principal payments (including amounts under capital leases, if any), interest (excluding accretion for the convertible debentures), dividends and cash distributions paid by the Fund for such period, other than cash payments in respect of the DRIP program*

of the Fund. Unlike the Funded Debt to EBITDA ratio, the Fixed Charge Coverage ratio trailing twelve month EBITDA is not normalized for acquisitions.

4 *The maximum funded debt to EBITDA covenant under the credit facility is 3.00: 1 for the balance of 2008 and 2.50:1 thereafter. As a corporation, the covenant will be 3.00:1 for the term of the facility.*

Debentures

In November 2007, $115.0 million in Debentures were issued which mature on November 30, 2012 and bear an interest rate of 7.0%, payable semi-annually in arrears on May 31 and November 30 beginning May 31, 2008. Each $1,000 debenture is convertible into 43.4783 trust units (or a conversion price of $23.00 per trust unit (the "Conversion Price") at any time at the option of the holders of the Debentures. The Debentures are not included in the definition of funded debt for the purposes of calculating related financial covenants pursuant to the Credit Facility.

Upon maturity or redemption of the Debentures, the Fund may pay the outstanding principal of the Debentures in cash or may elect to satisfy its obligations to repay all or a portion of the principal amount of the Debentures which have matured or been redeemed by issuing and delivering that number of trust units obtained by dividing the aggregate amount of principal of the Debentures which have matured or been redeemed by 95% of the weighted average trading price of the trust units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the maturity date, as the case may be. The Fund may also elect, subject to regulatory approval, from time to time, to satisfy its obligation to pay all or any part of the interest on the Debentures (the "Interest Obligation"), on the date it is payable under the Debenture Indenture, by delivering a sufficient number of trust units to the debenture trustee to satisfy all or any part, as the case may be, of the Interest Obligation.

There have been no redemptions of the Debentures.

USES OF CASH

Our primary uses of funds are operational and administrative expenses, distributions, maintenance and growth capital spending, and acquisitions.

Capital Expenditures

Total capital expenditures for the current year and comparative periods are summarized as follows:

($000s)	Q3 2008	Q3 2007	YTD 2008	YTD 2007
Growth capital	30,222	22,484	66,247	55,974
Acquisitions	-	11,596	-	37,593
Total growth capital and acquisitions	30,222	34,080	66,247	93,567
Maintenance capital expenditures	6,891	5,257	12,301	11,008
Total capital expenditures[1]	37,113	39,337	78,548	104,575

1 *The numbers in this table differ from the interim consolidated statement of cash flows because the numbers above do not reflect the net change in working capital related to capital expenditures.*

Growth capital expenditures in 2008 were funded by funds from operations in excess of distributions, proceeds from the disposition of redundant assets and by drawing on our Credit Facility. Growth capital expenditures consisted primarily of productivity improvements at several facilities, progress payments on additional centrifuges to support both the growing demand in the U.S. for drill site services and heavy oil/SAGD onsite services and corporate office leasehold improvements.

For 2008, we remain on plan to spend a total of $135.0 million in capital spending comprised of $110.0 million in growth capital expenditures and $25.0 million in maintenance capital expenditures. Of the growth capital amount, $90.0 million will be directed towards internal growth projects and $20.0 million is planned for corporate investments in innovation projects, information technology and office space (before tenant improvement recoveries). Approximately 70% of the growth capital investments are planned for the third quarter of 2008. These projects will be funded out of excess funds from operations, if any, and bank borrowings. The operations growth projects are planned as follows:

Division	Approximate % of growth capital[1]	Use of funds
Western Eastern	10% 25%	Average project is $0.5 million and targets high return/low risk projects which improve productivity or expand capacity in our existing operations.
Western	15%	Investment in infrastructure and productivity improvements in the facility network.
Eastern	20%	Continued expansion and upgrading of facilities to meet the waste handling requirements of Landfill Disposal Regulations in Ontario and expanding the recently acquired lead recycling facility.
Western	30%	Investments in mobile equipment to support onsite services for heavy oil/SAGD onsite customers as well as drill site equipment.

1 Newalta continuously assesses the allocation of growth capital expenditures and, as such, the dollar amounts allocated to each operating division may be reallocated between the divisions and specific projects.

Maintenance capital expenditures are capital expenditures to replace and maintain depreciable assets at current service levels. Management continues to estimate that the total maintenance capital expenditures for the year will be approximately $25.0 million. Maintenance capital expenditures for fixed facilities tend to be relatively consistent year-over-year, whereas maintenance capital expenditures for equipment that is rented out to customers fluctuate based on usage. Maintenance capital expenditures are budgeted annually and revised throughout the year to reflect the impact of actual utilization rates. These expenditures are funded out of funds from operations.

Distributions

On a per unit basis Newalta declared monthly distributions of $0.185 to unitholders from January through September 2008 or $2.22 annually, consistent with the same period in 2007. The Board of Trustees intends to maintain distributions at $0.185 per trust unit for the remainder of 2008. Upon approval of the reorganization plan, Newalta plans to pay a quarterly dividend of $0.20 per share ($0.80 on an annualized basis).

SUMMARY OF QUARTERLY RESULTS

(unaudited)	2008			2007				2006
($000s except per unit data)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	158,579	142,939	150,176	137,075	133,358	111,594	117,837	122,498
Operating income	19,041	9,293	16,542	7,784	14,524	3,788	13,665	16,209
Net earnings	18,717	11,776	19,304	23,613	17,893	6,716	12,966	15,356
Continuing operations	18,717	11,776	19,304	23,613	17,893	6,716	12,966	15,528
Discontinued operations	-	-	-	-	-	-	-	(172)
Earnings per unit ($)	0.44	0.28	0.47	0.57	0.44	0.17	0.33	0.42
Continuing operations	0.44	0.28	0.47	0.57	0.44	0.17	0.33	0.42
Discontinued operations	-	-	-	-	-	-	-	(0.00)
Diluted earnings per unit ($)	0.44	0.28	0.46	0.54	0.43	0.16	0.33	0.41
Continuing operations	0.44	0.28	0.46	0.54	0.43	0.16	0.33	0.41
Discontinued operations	-	-	-	-	-	-	-	(0.00)
Weighted average units – basic	42,102	41,822	41,543	41,191	40,579	40,361	39,209	36,860
Weighted average units – diluted	42,111	41,950	41,635	43,779	40,725	40,562	39,445	37,282

Quarterly performance is affected by seasonal variation as described below.

In 2007, acquisitions completed in eastern Canada in the second half of 2006 helped to partially offset the weak natural gas drilling environment in western Canada. Western endured a weak natural gas drilling environment during Q1 2007 which continued into Q2 2007. This weakness was further compounded by the spring breakup road bans and an extended wet season preventing the transportation of waste from well workovers and therefore reducing processing volumes. This resulted in lower revenue, earnings and operating income. In Q3 2007 operations returned to seasonal levels but operating income remained lower when compared to the same period in 2006, as a result of the continued weakness in the western Canadian natural gas drilling market. Operating income in Q4 2007 was lower than Q3 2007 due to a $2.1 million loss on the disposal of leasehold improvements associated with the early termination of office space leases as well as increased SG&A and interest expense incurred in anticipation of growth. Net earnings in Q4 2007 improved over Q3 2007 attributable to a future income tax recovery due to a reduction in the estimated future income tax rate. In January 2007, the Fund issued 3.0 million trust units for net proceeds of $74.1 million, which accounts for the majority of the increase in trust units outstanding from Q4 2006 to Q1 2007. The proceeds from this issuance were used to repay indebtedness incurred to fund the acquisitions and growth capital completed in the second half of 2006.

In 2008, the increase in revenue, operating income, and net earnings compared to Q1, Q2, and Q3 2007 are mainly due to full quarter contributions from acquisitions in each quarter as well as higher crude oil sales and contributions from growth initiatives in Western.

Seasonality of Operations

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and the timing of capital investments as well as acquisitions and the contributions from those investments. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen the third quarter financial performance. Seasonality has a different effect on Western and Eastern, reflecting the different types of services that each provides. The following seasonality factors describe the typical quarterly fluctuations in operating results in the absence of growth and acquisition capital.

For Western, the frozen ground during the winter months in western Canada provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Western Division's services and therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. The expansion into the U.S. is anticipated to reduce the significance of weather conditions on drilling related activities. The areas in the U.S. in which we operate are not affected by frozen ground requirements for winter drilling nor are they impacted by the spring thaw and therefore drilling can take place at any time of year. For Western, over the past two years, quarterly revenue as a percentage of annual Western revenue was: 25% for the first quarter, 22% for the second quarter, 27% for the third quarter and finally fourth quarter revenue was 26%.

Eastern's services are generally curtailed by colder weather in the first quarter, which is typically its weakest quarter as aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. The addition of the lead recycling facility to Eastern has reduced the significance of this variability, as the demand for recycled lead is not generally affected by seasonality. Eastern's quarterly revenue as a percentage of annual Eastern revenue has not been affected by the trends discussed above due to the effect of acquisitions. Based on historical information acquired by management for acquisitions completed in eastern Canada in 2006 and 2007, we estimate that quarterly revenue as a percentage of annual revenue for Eastern would have approximately been: 22% in the first quarter, 24% in the second quarter, 27% in the third quarter and, 27% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the notes to the annual audited consolidated financial statements of the Fund for the year ended December 31, 2007.

The following table is recommended by the Canadian Securities Administrators as additional information to users of income fund and mutual fund trust financial statements. It provides another perspective on the sourcing of cash to fund distributions:

($000s)	**Q3 2008**	Q3 2007	**YTD 2008**	Fiscal 2007	Fiscal 2006	Fiscal 2005
Cash flow generated from operating activities	**42,992**	20,446	**74,339**	54,058	111,963	71,732
Distributions declared	**(23,382)**	(22,526)	**(69,708)**	(90,117)	(75,923)	(49,602)
Cash excess (shortfall)	**18,610**	(2,080)	**4,631**	(36,059)	36,040	22,130
Net earnings	**18,717**	17,893	**49,797**	61,189	75,565	46,978
Distributions declared	**(23,382)**	(22,526)	**(69,708)**	(90,117)	(75,923)	(49,602)
Net earnings (shortfall) excess	**(4,665)**	(4,633)	**(19,911)**	(28,928)	(358)	(2,624)

On a quarter and year-to-date basis cash flow generated from operating activities was greater than distributions declared, while net earnings were less than distributions declared. Declared distributions and cash distributed levels are monitored and assessed through internal forecasts which incorporate the most recent operating and financial results, maintenance and growth capital requirements as well as market activity and conditions.

Due to strong cash flow generated from operating activities, distributions declared were funded from our cash flows for the three and nine months ended September 30, 2008. The cash excess was driven mainly by an increase in operating working capital requirements of $15.8 million for the three months ended September 30, 2008. In addition, these calculations do not include proceeds from the Fund's Distribution Reinvestment Plan ("DRIP") through which $3.1 million and $9.6 million in distributions were reinvested by unitholders for the three and nine months ended September 30, 2008, respectively. It also does not include cash proceeds received through the sale of redundant assets of $13.6 million year-to-date.

The net earnings shortfall is mainly attributable to amortization and accretion expense, a non-cash expense, of $12.4 million and $35.5 million for the three and nine months ended September 30, 2008, respectively. The majority of the assets related to this expense are funded by drawing on our Credit Facility in the absence of excess cash from operations. Therefore, management expects that there will continue to be a net earnings shortfall which will decrease as cash flow generated from operating activities increases and does not believe that the shortfalls in the table above have resulted in an economic return of capital.

Contractual Obligations

For the three and nine month periods ended September 30, 2008, there have been no significant changes in Newalta's contractual obligations. For a summary of Newalta's contractual obligations, see page 26 of the MD&A for the year ended December 31, 2007.

OUTLOOK

The outlook for the fourth quarter is expected to be improved year-over-year and seasonally in line with the third quarter of 2008.The integration of our 2007 acquisitions, our 2008 capital growth program, and our disciplined management of the business has contributed to our strong performance. We have identified substantial organic growth opportunities that exceed our $75 million 2009 growth capital budget. The conversion to a corporation will provide a balance between sustainable yield to our investors and funds from operations which will allow us to self-fund the majority of our growth capital. We have been conservative in setting our 2009 growth capital budget in order to prudently manage our balance sheet in the current uncertain times. As market conditions improve, we are well positioned to take advantage of additional growth opportunities. Maintenance capital for 2009 is budgeted at $28 million, slightly above our $25 million budget for 2008.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is counsel to Bennett Jones LLP. The total cost of these legal services during the three and nine month period ended September 30, 2008 were $0.1 million and $0.3 million, respectively ($0.1 million and $0.4 million for the same periods in 2007).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee of the Board of Newalta, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity during the three and nine months ended September 30, 2008 were $0.3 million and $0.9 million respectively ($0.2 million and $1.2 million for the same periods in 2007).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

SENSITIVITIES

Our revenue is sensitive to changes in commodity prices for crude oil, natural gas, base oils, and lead. Cash from operating activities is also sensitive to changes in interest rates as well as the exchange rate between the Canadian and U.S. dollars. These factors have both a direct and indirect impact on our business. The direct impact of the commodity prices is reflected in the revenue received from the sale of products such as crude oil, base oils and lead. The indirect impact is the effect that the variation of these factors has on activity levels of our customers and therefore the demand for services. The indirect impact of fluctuations in the commodity prices and other factors previously discussed are not quantifiable.

With the acquisition of the lead recycling facility in the fourth quarter of 2007, our revenue is now exposed to the variability of lead prices established by the London Metal Exchange. The contribution of total lead produced between direct lead sales and tolling services was approximately 62% direct sales and 38% tolling on a trailing twelve month basis to September 30, 2008. The variability of lead prices is partially offset because our feedstock to produce recycled lead for direct lead sales is obtained through the procurement of waste batteries, the cost of which also fluctuates with the price of lead but historically the

adjustment to feedstock has lagged the change in the price of lead by up to six months. Therefore the impact of an increase in lead prices will not have the same dollar for dollar impact of a decrease in lead prices. Tolling revenue is not subject to the same variation in lead prices because the fees are generally fixed.

As of the time of writing this MD&A we do not see any significant variation to the sensitivities provided in the MD&A for the year ended December 31, 2007.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund which are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at 211 – 11th Avenue S.W., Calgary, Alberta T2R 0C6, or at www.newalta.com, or by facsimile at (403) 806-7032.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

Asset Retirement Obligations

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities, landfills and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology, and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. There have been no significant changes in the estimates used to prepare the asset retirement obligation in the third quarter and first nine months of 2008 compared to those provided in the Fund's annual consolidated financial statements for the year ended December 31, 2007.

Goodwill

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires a valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data. Management tests the valuation of goodwill at each September 30 period end and did not see any

impairment in the goodwill balance recorded nor were there any factors that changed since that period which would lead management to believe that any impairment has occurred.

Stock-based compensation

Newalta has three stock-based compensation plans: a Trust Unit Rights Incentive Plan adopted in 2003 (the "2003 Plan"); a Trust Unit Rights Incentive Plan adopted in 2006 (the "2006 Plan") and a Trust Unit Appreciation Rights Incentive arrangement granted in 2008 (the "2008 Plan"). The 2003 Plan and 2006 Plan differ in the manner in which they may be settled by the grantee. The rights granted under the 2003 Plan may only be settled in Trust Units, while the rights granted under the 2006 Plan may by settled net in cash by the grantee. Rights under the 2008 Plan may only be settled in cash. As such, rights granted under the 2003 Plan are accounted for in accordance with the fair value recognition provisions of Canadian GAAP. Accordingly, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as an expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected term of the rights (including the number of stock-based awards that are expected to be forfeited), the expected volatility of the Fund's units and the expected distributions.

The rights granted under the 2006 Plan and 2008 Plan are accounted for as stock appreciation rights since they may be subject to a net cash settlement provision. Accordingly, they are re-measured at each balance sheet date to reflect the net cash liability at that date.

Future Income Taxes

Future income taxes are estimated based upon temporary differences between the book value and the tax value of assets and liabilities using the applicable future income tax rates under current law. The change in these temporary differences results in a future income tax expense or recovery. The most significant risk in this estimate is the future income tax rates used for each entity. On June 22, 2007, new tax legislation modifying the taxation of certain flow-through entities including mutual fund trusts such as Newalta and its unitholders was enacted (the "New Tax Legislation"). The New Tax legislation will apply a tax at the trust level on distributions of certain income from the Fund at a rate of tax of 31.5%. Such distributions will be treated as dividends to the unitholders. There was no impact on the Fund at September 30, 2008 as a result of the enactment of the New Tax Legislation. It is expected that the new distribution tax (subject to any undue expansion) will apply to the Fund commencing in 2011. For further discussion on the impact of the New Tax Legislation please refer to pages 30 and 31 of the Fund's MD&A for the year ended December 31, 2007.

On July 14, 2008, the Federal Government released the draft legislative proposals to allow for the tax-deferred conversion of specified investment flow-through entities ("SIFT") into corporations. The main objectives of the legislation is to: (i) allow unitholders of an income trust to sell their units to a taxable Canadian corporation on a tax-deferred basis and (ii) provide alternatives for eliminating, on a tax-deferred basis, the trusts in the existing fund structures so that the operating businesses can be owned in corporate form by shareholders. These proposals, in their current form, will expire on December 31, 2012.

Amortization and Accretion

Amortization of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment. Accretion expense is the increase in the asset retirement obligation over time. The asset retirement obligation is based on estimates that may change as more experience is obtained or as general market conditions change impacting the future cost of abandoning the Fund's facilities. Estimates for the three and nine months ended September 30, 2008 are consistent with those disclosed in the Management's Discussion and Analysis for the year ended December 31, 2007.

ADOPTION OF NEW ACCOUNTING STANDARDS IN 2008

Effective January 1, 2008, Newalta adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") new handbook sections 3862 Financial Instruments - Disclosures and 3863 Financial Instruments - Presentation. The incremental disclosure requirements for Newalta are addressed in Note 14 to the interim consolidated financial statements for the three and nine months ended September 30, 2008.

The CICA issued an additional new accounting standard, section 1535 Capital Disclosures which requires both qualitative and quantitative disclosures to provide users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. Effective January 1, 2008, Newalta adopted this new accounting standard and the related disclosure is found in Note 5 to the interim consolidated financial statements for September 30, 2008.

Effective January 1, 2008, the Fund adopted CICA handbook section 3031 Inventories, which replaces section 3030. There was no effect on the Fund's inventory balances. However, going forward the new handbook section provides for the ability to reverse impairment losses previously recognized if the underlying assumption for that impairment has changed.

New accounting standards for future adoption

In February 2008, CICA issued section 3064, Goodwill and intangible assets, replacing section 3062, Goodwill and other intangible assets and section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Fund will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous section 3062. Management is currently evaluating the impact of the adoption of this new section on its consolidated financial statements and does not expect that the adoption of this new section will have a material impact on its financial statements.

On March 11, 2008, the Accounting Standards Board of Canada ("AcSB") confirmed that effective January 1, 2011, International Financial Reporting Standards ("IFRS") will become Canadian GAAP for publicly accountable enterprises such as Newalta. At this time, the impact on our future consolidated balance sheets and statements of operations, comprehensive income and retained earnings are not reasonably determinable or estimable.

We have commenced our IFRS project and have established a formal project governance structure with a target implementation date of January 1, 2011. Our structure includes a steering committee consisting of senior management, a project team to manage and implement the change, and individual working groups to focus on specific issues and areas. The steering committee will be regularly reporting to senior executive management, the Audit Committee and Board. We have also engaged an external expert advisor to assist with the implementation.

At this stage, we have completed our project charter, developed our implementation plan, started our detailed review of the major differences between Canadian GAAP and IFRS for the areas identified in the high-level scan, and began to develop the working groups for each area of the project.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not currently utilize hedging instruments, but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three months ended September 30, 2008, the Fund did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, the effectiveness of such controls.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at 211-11th Avenue S.W., Calgary, Alberta T2R 0C6, or at www.newalta.com, or by facsimile at (403) 806-7032.

Consolidated Balance Sheets

($000s) (unaudited)	September 30, 2008	December 31, 2007
Assets		
Current assets		
Accounts receivable	138,933	159,749
Inventories	31,270	24,122
Prepaid expenses and other	6,669	6,129
	176,872	190,000
Note receivable	1,246	1,424
Capital assets	694,599	661,605
Intangible assets	64,459	66,855
Goodwill	103,597	103,597
	1,040,773	1,023,481
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	86,255	107,809
Distributions payable	7,804	7,662
	94,059	115,471
Senior long-term debt (Note 2)	260,093	206,940
Convertible debentures – debt portion	109,121	108,336
Future income taxes	43,053	49,840
Asset retirement obligations (Note 9)	20,843	20,985
	527,169	501,572
Unitholders' Equity		
Unitholders' capital (Note 4)	507,766	496,027
Convertible debentures – equity portion	1,850	1,850
Contributed surplus	959	1,092
Retained earnings	3,029	22,940
	513,604	521,909
	1,040,773	1,023,481

Consolidated Statements of Operations, Comprehensive Income and Retained Earnings

($000s except per unit data) (unaudited)	For the Three Months Ended September 30, 2008	2007	For the Nine Months Ended September 30, 2008	2007
Revenue	158,579	133,358	451,694	362,789
Expenses				
Operating	107,041	90,791	309,066	253,292
Selling, general and administrative	14,097	13,545	44,395	39,070
Finance charges	5,952	3,632	17,866	8,570
Amortization and accretion	12,448	10,866	35,491	29,879
	139,538	118,834	406,818	330,811
Earnings before taxes	19,041	14,524	44,876	31,978
Provision for (recovery of) income taxes				
Current	353	209	928	872
Future	(29)	(3,578)	(5,849)	(6,470)
	324	(3,369)	(4,921)	(5,598)
Net earnings and comprehensive income	18,717	17,893	49,797	37,576
Retained earnings, beginning of period	7,694	26,889	22,940	51,868
Distributions (Note 8)	(23,382)	(22,526)	(69,708)	(67,188)
Retained earnings, end of period	3,029	22,256	3,029	22,256
Net earnings per unit (Note 7)	0.44	0.44	1.19	0.94
Diluted earnings per unit (Note 7)	0.44	0.43	1.19	0.93

Consolidated Statements of Cash Flows

($000s) (unaudited)	For the Three Months Ended September 30, 2008	2007	For the Nine Months Ended September 30, 2008	2007
Net inflow (outflow) of cash related to the following activities:				
Operating Activities				
Net earnings	18,717	17,893	49,797	37,576
Items not requiring cash:				
Amortization and accretion	12,448	10,866	35,491	29,879
Future income taxes (recovery)	(29)	(3,578)	(5,849)	(6,470)
Other	(259)	(308)	(1,062)	(1,425)
	30,877	24,873	78,377	59,560
Increase (decrease) in non-cash working capital	11,366	(4,094)	(2,402)	(26,229)
Asset retirement expenditures incurred (Note 9)	(251)	(333)	(1,817)	(830)
	41,992	20,446	74,158	32,501
Investing Activities				
Additions to capital assets	(33,077)	(24,656)	(82,839)	(81,979)
Net proceeds on sale of capital assets (Note 10)	7,029	133	13,619	1,848
Acquisitions (Note 3)	-	(11,548)	-	(36,808)
	(26,048)	(36,071)	(69,220)	(116,939)
Financing Activities				
Issuance of units (Note 4)	-	(3)	1,913	77,328
Increase in debt	4,190	34,779	52,872	64,578
Repayment of acquired debt (Note 3)	-	(48)	-	(785)
Decrease in note receivable	98	108	259	235
Distributions to unitholders (Note 8)	(20,232)	(19,211)	(59,982)	(56,918)
	(15,944)	15,625	(4,938)	84,438
Net cash flow	-	-	-	-
Cash – beginning of period	-	-	-	-
Cash - end of period	-	-	-	-
Supplementary information:				
Interest paid	3,432	3,361	14,858	8,182
Income taxes paid	360	210	1,100	717

Notes to the Interim Consolidated Financial Statements

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(all tabular data in $000s except per unit and ratio data) (unaudited)

Newalta Income Fund (the "Fund") is a Canadian mutual fund trust with wholly-owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI"); (together the Fund, the Corporation, and NISI comprise "Newalta"). Newalta is engaged in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, lead, manufacturing, mining, oil and gas, petrochemical, pulp and paper, refining, steel and transportation services.

NOTE 1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Newalta. The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2007 as contained in the Annual Report for fiscal 2007.

The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2007 except as noted in the following paragraphs.

a) *Financial Instruments*

Effective January 1, 2008, Newalta adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") new handbook sections 3862 Financial Instruments – Disclosures and 3863 Financial Instruments – Presentation. The incremental disclosure requirements for Newalta are addressed in Note 14 to these interim consolidated financial statements.

b) *Capital Disclosures*

The CICA issued a new accounting standard, section 1535 Capital Disclosures which requires both qualitative and quantitative disclosures to provide users of financial statements with information to evaluate an entity's objectives, policies and processes for managing capital. Effective January 1, 2008, Newalta adopted this new accounting standard and the related disclosure is found in Note 5 to these interim consolidated financial statements.

c) *Inventories*

Effective January 1, 2008, the Fund retrospectively adopted CICA handbook section 3031 Inventories, which replaces section 3030. There was no effect on the Fund's inventory balances. However, going forward the new handbook section provides for the ability to reverse impairment losses previously recognized if the underlying assumptions for that impairment have changed.

Use of estimates and assumptions

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended September 30, 2008 and 2007.

NOTE 2. SENIOR LONG-TERM DEBT

	September 30, 2008	December 31, 2007
Amount drawn on credit facility	260,418	207,417
Issue costs	(325)	(477)
Senior long-term debt	260,093	206,940

Newalta extended the maturity of its $425.0 million credit facility to October 2010. The Funded Debt to EBITDA[1] covenant for the balance of 2008 was amended by maintaining the existing 3.00:1 ratio. Commencing in 2009, this covenant will be 2.50:1. Upon conversion to a corporation, the covenant will be 3.00:1 for the term of the facility. At September 30, 2008, Newalta was in compliance with all covenants (see Note 15 - Subsequent Events).

1 *Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long-term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.*

NOTE 3. ACQUISITIONS

On April 1, 2007, Western acquired all of the assets of Panaco Fluid Filtration Systems Ltd. ("Panaco") for a total purchase price of $5.9 million in cash. Panaco and its 15 people based out of Rocky Mountain House, Alberta, deliver onsite fluid filtration services to refineries and gas plants as well as oil and gas exploration drilling locations. Panaco provides services to western Canada and the United States.

Effective May 1, 2007, Eastern acquired the operating assets of three private entities (collectively referred to as Groupe Envirex, "Envirex") based out of Québec for a collective purchase price of $7.9 million in cash. This acquisition adds four centrifuges to Eastern servicing the Québec refinery and petrochemical market. The acquired operations include a fleet of eight vacuum trucks and pressure washers and a household waste, small industrial waste generator and soil treatment business.

Effective May 1, 2007, Eastern acquired a portion of the operating assets of Ecolosite Inc. ("Ecolosite"), based in London, Ontario, for a total purchase price of $3.0 million, comprised of $2.3 million in cash and the assumption of $0.7 million in debt. Ecolosite operates one facility with 13 people servicing customers across Ontario and the Maritimes, in mobile onsite treatment and the management of industrial and municipal waste.

The assets of Eastern Environmental Inc. were acquired by the Eastern division effective June 1, 2007 for a total purchase price of $9.2 million in cash. The acquired operations include 30 experienced people, a fleet of mobile services, a transfer station and processing facility located in Sussex, New Brunswick and a satellite office in Bedford, Nova Scotia.

Eastern acquired the assets of Bucke Environmental Services & Transportation Inc. ("Best") effective July 6, 2007 for a total purchase price of $1.4 million, comprised of $1.4 million in cash and the assumption of $48 thousand in debt. The acquired assets include four vacuum trucks and related assets in the Windsor area.

The assets of New West Fluid Management Inc. ("New West") were acquired by the Western division effective July 5, 2007 for a total purchase price of $9.8 million in cash. The acquired operations include a fleet of 15 vacuum trucks, 30 people and 12 technical field consultants that provide site remediation and abandonment services.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed were:

	Panaco	Envirex	Ecolosite	Eastern Environmental	Best	New West	Total
Cash consideration	5,927	8,066	2,367	9,293	1,387	9,768	36,808
Debt assumed	-	-	737	-	48	-	785
Total Purchase Price	5,927	8,066	3,104	9,293	1,435	9,768	37,593
Net working capital	294	(53)	-	226	-	231	698
Capital assets:							
Land	45	800	-	202	-	-	1,047
Plant & equipment	2,270	4,719	2,539	3,885	1,085	4,037	18,535
Intangibles	500	1,000	-	1,000	350	1,000	3,850
Goodwill	2,818	1,600	581	4,020	-	4,500	13,519
Asset retirement obligations	-	-	(16)	(40)	-	-	(56)
	5,927	8,066	3,104	9,293	1,435	9,768	37,593

The operating results of the businesses acquired are consolidated from the respective closing dates of the transactions.

NOTE 4. UNITHOLDERS' CAPITAL

Authorized capital of the Fund consists of a single class of an unlimited number of trust units. The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	Units (#)	Amount ($)
Units outstanding as at December 31, 2006	**36,942**	**394,601**
Units issued	3,000	73,936
Units issued as consideration for Nova Pb assets	511	10,000
Contributed surplus on rights exercised	-	335
Rights exercised	289	3,222
Units issued under the DRIP	675	13,933
Units outstanding as at December 31, 2007	**41,417**	**496,027**
Contributed surplus on rights exercised	-	242
Rights exercised	209	1,913
Units issued under the DRIP	560	9,584
Units outstanding as at September 30, 2008	**42,186**	**507,766**

NOTE 5. CAPITAL DISCLOSURES

The Fund's capital structure currently consists of:

- Senior long term debt pursuant to the credit facility agreement
- Letters of Credit or bonds issued as financial security to third parties
- Convertible debentures, debt portion; and
- Unitholders' equity.

The objectives in managing the capital structure are to:

- Utilize an appropriate amount of leverage to maximize return on unitholders' equity, and
- To provide for borrowing capacity and financial flexibility to finance Newalta's growth strategy.

Management and the Board of Trustees review and assess the Fund's capital structure and distribution policy at least at each regularly scheduled board meeting which are held at a minimum four times annually. The financial strategy may be adjusted based on the current outlook of the underlying business, the capital requirements to fund growth initiatives and the state of the debt and equity capital markets. In order to maintain or adjust the capital structure, the Fund may:

- Issue new trust units
- Issue new debt securities
- Replace outstanding letters of credit with bonds or other types of financial security
- Amend, revise, renew or extend the terms of its then existing long-term debt facilities
- Enter into new agreements establishing new credit facilities, and/or
- Adjust the amount of distributions paid to unitholders.

Management monitors the capital structure based on measures required pursuant to the Corporation's credit facility agreement which restricts Newalta from declaring distributions and distributing cash if the Corporation is in breach of a covenant under its credit facility. These measures include:

Ratio	September 30, 2008	December 31, 2007	Threshold
Current[1]	**1.88:1**	1.65:1	1.20:1 minimum
Funded Debt to EBITDA[2]	**2.41:1**	1.89:1	3.00:1 maximum[4]
Fixed Charge Coverage[3]	**1.12:1**	1.07:1	1.00:1 minimum

1 Current Ratio means, the ratio of consolidated current assets to consolidated net current liabilities (excluding the current portion of long-term debt and capital leases outstanding, if any).

2 Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long-term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.

3 Fixed Charge Coverage Ratio means, based on the trailing 12-month EBITDA less unfinanced capital expenditures and cash taxes to the sum of the aggregate of principal payments (including amounts under capital leases, if any), interest (excluding accretion for the convertible debentures), dividends and cash distributions paid by the Fund for such period, other than cash payments in respect of the DRIP program of the Fund. Unlike the Funded Debt to EBITDA ratio, the Fixed Charge Coverage ratio trailing twelve month EBITDA is not normalized for acquisitions.

4 The maximum funded debt to EBITDA covenant under the credit facility is 3.00:1 for the remainder of 2008 and 2.50:1 thereafter. As a corporation, the covenant will be 3.00:1 for the term of the facility.

On June 22, 2007, new tax legislation modifying the taxation of specified investment flow-through entities including mutual fund trusts such as the Fund and its unitholders was enacted (the "New Tax Legislation"). The New Tax Legislation will apply a tax at the trust level on distributions of certain income from the Fund. The New Tax Legislation permits "normal growth" for the Fund through the transitional period which ends December 31, 2010. However, "undue expansion" could cause the transitional relief to be revisited, and the New Tax Legislation to be effective at a date earlier than January 1, 2011.

On December 15, 2006, the Department of Finance released guidelines on normal growth for income trusts and other flow-through entities (the "Guidelines"). Under the Guidelines, the Fund will be able to increase its equity capital each year during the transitional period by an amount equal to a safe harbour amount. The safe harbour amount is measured by reference to Newalta's market capitalization as of the end of trading on October 31, 2006. Newalta's market capitalization at the close of trading on October 31, 2006 was $1.218 billion.

The safe harbour for years up to 2011 will be as follows:

Time Period	Newalta's Annual Safe Harbour Limit ($)	Remaining Safe Harbour Limit Available ($)
November 1, 2006 to Dec 31, 2008	730,800	497,329 [1]
2009	243,600	243,600
2010	243,600	243,600
Total	1,218,000	984,529

1 *The amount reflects the net effect of gross proceeds raised from the issuance of trust units issued from treasury as a result of an equity financing in January 2007 and to finance a portion of the purchase price of the Nova Pb asset acquisition in October 2007, gross proceeds from the issue of Debentures, proceeds from the exercise of rights granted pursuant to the Trust Unit Rights Incentive Plans and the reinvestment by unitholders of distributions pursuant to the DRIP. Canada's Department of Finance ("Finance") has not provided guidance on how units issued as a result of the exercise of TURIPs are to be handled for the purpose of determining the safe harbour limit. Therefore, the amount calculated above may be subject to adjustment upon further clarification from Finance.*

In addition, the Fund also has commitments to issue up to 2,792,750 trust units from treasury in connection with the 2003 and 2006 Trust Unit Rights Incentive Plans (the "2003 Plan" and the "2006 Plan") as at September 30, 2008.

NOTE 6. LONG-TERM INCENTIVE PLANS

a) The 2006 Trust Unit Rights Incentive Plan

On March 14, 2008 a total of 630,000 rights were granted to certain directors, officers and employees of the Corporation. The rights were granted at the market price of $16.65 per unit. A further 147,500 rights were granted at an exercise price of $25.19 per unit. On May 15, 2008, an additional 7,500 rights were granted to an employee at an exercise price of $25.50. On July 14, 2008, 75,000 rights were granted to an officer of the Corporation at the market price of $18.03 per unit. Each tranche of the rights vest over a four year period (with a five year life), and the holder of the right has the option to exercise the right for either a unit of the Fund or an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted under the 2006 Plan have therefore been accounted for as stock appreciation rights and the total compensation recovery for these rights was $0.3 million (recognized in the previous quarter) for the three months ended September 30, 2008 and nil for the nine months ended September 30, 2008 (nil in 2007). Compensation expense is included in sales, general and administrative in the consolidated statement of operations, comprehensive income and retained earnings.

b) *Trust Unit Appreciation Rights*

On March 14, 2008, 125,000 trust unit appreciation rights were granted to an officer of the Corporation at the market price of $16.65. These rights vest in three equal tranches over 33 months. In addition, 372,500 trust unit appreciation rights were granted to certain employees of the Corporation at the market price of $16.65. Each tranche of these rights vests over a four year period with a five year life. The holder of the right has the option to exercise the right for an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted have been accounted for as stock appreciation rights. Total compensation recovery for these rights was $0.3 million (recognized in the previous quarter) for the three months ended September 30, 2008 and nil for the nine months ended September 30, 2008 (nil in 2007). Compensation expense is included in sales, general and administrative in the consolidated statement of operations, comprehensive income and retained earnings.

NOTE 7. EARNINGS PER UNIT

Basic per unit calculations for the three and nine months ended September 30, 2008 and 2007 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units and Debentures.

The calculation of dilutive earnings per unit does not include anti-dilutive rights. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded rights for the three and nine months ended September 30, 2008 were 2,140,000 (1,635,000 and 1,973,500 for the three and nine months ended September 30, 2007 respectively).

The dilutive earnings per unit calculation does not include the impact of anti-dilutive Debentures. The number of trust units issuable on conversion of the Debentures excluded for the three and nine months ended September 30, 2008 was 5.0 million (nil for the three and nine months ended September 30, 2007).

(000s)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
Weighted average number of units	42,102	40,579	41,823	40,056
Net additional units if rights exercised	9	146	-	168
Net additional units if debentures converted	-	-	-	-
Diluted weighted average number of units	42,111	40,725	41,823	40,224

NOTE 8. UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
Unitholder distributions declared	23,382	22,526	69,708	67,188
per unit - $	0.555	0.555	1.665	1.665
Unitholder distributions – paid in cash	20,232	19,211	59,982	56,918
Unitholder distributions – value paid in units	3,117	3,286	9,584	9,586
paid in cash – per unit $	0.481	0.47	1.434	1.42
issued units – per unit $	0.074	0.08	0.229	0.24

NOTE 9. RECONCILIATION OF ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The reconciliation of estimated and actual expenditures for the period is provided below:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
Asset retirement obligations, beginning of period	20,343	20,715	20,985	18,484
Additional retirement obligations added through acquisitions	-	-	-	56
Additional retirement obligations added through development activities	289	-	289	664
Additional retirement obligations added through a change of estimate	-	-	-	1,182
Expenditures incurred to fulfill obligations	(251)	(333)	(1,817)	(830)
Accretion	462	434	1,386	1,260
Asset retirement obligations, end of period	20,843	20,816	20,843	20,816

NOTE 10. DISPOSAL OF CAPITAL ASSETS

During the nine months ended September 30, 2008, Newalta disposed of certain transport vehicles, waste disposal bins, land and buildings with a net book value of $11.2 million for proceeds of $13.6 million in cash. The resulting net gain of $2.4 million is included in amortization and accretion in the consolidated statement of operations, comprehensive income and retained earnings.

NOTE 11. ASSET IMPAIRMENT

Management performs impairment testing on its property, plant and equipment at least annually and whenever events or changes in circumstances indicate that the carrying value of an asset, or group of assets, may not be recoverable. During the first three months of 2008, management identified a group of transport vehicles for which carrying value exceeded fair value. Fair value for these assets was determined based on management's review of equipment utilization and prices for similar assets. The total impairment of $1.0 million ($0.8 million in the Western segment and $0.2 million in the Eastern segment) is included with amortization and accretion in the consolidated statements of operations, comprehensive income and retained earnings.

NOTE 12. TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee of the Fund, is counsel to Bennett Jones LLP. The total cost of these legal services during the three and nine month period ended September 30, 2008 were $0.1 million and $0.3 million, respectively ($0.1 million and $0.4 million for the same periods in 2007).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chair of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity during the three and nine months ended September 30, 2008 were $0.3 million and $0.9 million respectively ($0.2 million and $1.2 million for the same periods in 2007).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

NOTE 13. COMMITMENTS

Letters of Credit and Surety Bonds

At September 30, 2008, Newalta had issued Letters of Credit and Bonds with respect to compliance with environmental licenses and contracts with third parties in the amounts of $49.7 million and $14.1 million respectively.

NOTE 14. FINANCIAL INSTRUMENTS

Fair Values

Newalta's financial instruments include accounts receivable, note receivable, accounts payable and accrued liabilities, distributions payable, senior long-term debt and convertible debentures. The fair values of the Fund's financial instruments that are included in the consolidated balance sheet, with the exception of the convertible debentures, approximate their recorded amount due to the short term nature of those instruments for accounts receivable, accounts payable and accrued liabilities and for senior long-term debt and the note receivable due to the floating nature of the interest rate. The carrying values of Newalta's financial instruments at September 30, 2008 are as follows:

	Held for trading	Loans and Receivables	Available for sale	Other Liabilities	Total Carrying Value
Accounts receivable	-	138,933	-	-	138,933
Note receivable	-	1,246	-	-	1,246
Accounts payable and accrued liabilities	-	-	-	86,255	86,255
Distributions payable	-	-	-	7,804	7,804
Senior long-term debt[1]	-	-	-	260,093	260,093

1 *Net of related costs.*

The fair value of the convertible debentures is based on the closing trading price on the TSX as follows:

	September 30, 2008	
	Carrying value[1]	Quoted fair value
7% Convertible debentures due November 30, 2012	110,971	115,000

1 *Includes both the debt and equity portions.*

Financial Instrument Risk Management

Credit risk

The Fund is subject to risk from its trade accounts receivables balances. The customer base is large and diverse and no single customer balance exceeds 9% of total accounts receivable. The Fund views the credit risks on these amounts as normal for the industry. Credit risk is minimized by the Fund's broad customer base and diverse product lines and is mitigated by the ongoing assessment of the credit worthiness of its customers as well as monitoring the amount and age of balances outstanding.

Based on the nature of its operations, established collection history, and industry norms, receivables are not considered past due until 90 days after invoice date although standard payment terms require payment within 30 to 120 days. Depending on

the nature of the service and/or product, customers may be provided with extended payment terms while Newalta gathers certain processing or disposal data. Included in the Fund's trade receivable balance are receivables totalling $10.3 million which are considered to be outstanding beyond normal repayment terms at September 30, 2008. A provision of $1.7 million has been established as an allowance for doubtful accounts. No provision has been made for the remaining balance as there has not been a significant change in credit quality and the amounts are still considered collectable. The Fund does not hold any collateral over these balances.

Aging	Trade Receivables aged by invoice date		Allowance for doubtful accounts		Net Receivables	
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
Current	69,380	63,680	-	-	69,380	63,680
31-60 days	25,175	29,860	5	-	25,170	29,860
61-90 days	7,542	10,338	37	16	7,505	10,322
91 days +	10,288	22,511	1,612	2,247	8,676	20,264
Total	112,385	126,389	1,654	2,263	110,731	124,126

To determine the recoverability of a trade receivable, management analyzes accounts receivable, first identifying customer groups that represent minimal risk (large oil and gas and other low risk large companies, governments and municipalities). Impairment of the remaining accounts is determined by identifying specific accounts that are at risk, and then by applying a formula based on aging to the remaining amounts receivable. All amounts identified as impaired are provided for in an allowance for doubtful accounts. The changes in this account for 2008 are as follows:

Allowance for doubtful accounts	
Balance, December 31, 2007	2,263
Additional amounts provided for	1,459
Amounts written off as uncollectible	(2,110)
Amounts recovered during the period	42
Balance, September 30, 2008	1,654

Liquidity risk

Ultimate responsibility for liquidity risk management rests with the Board of Trustees of the Fund, which has built an appropriate liquidity risk management framework for the management of the Fund's short, medium and long-term funding and liquidity management requirements. Management mitigates liquidity risk by maintaining adequate reserves, banking facilities and other borrowing facilities, by monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Newalta is exposed to interest rate risk to the extent that its credit facility has a variable interest rate. Management does not enter into any derivative contracts to manage the exposure to variable interest rates. The convertible debentures have a fixed interest rate until November 30, 2012, at which point, any remaining convertible debentures will need to be repaid or refinanced. The table below provides an interest rate sensitivity analysis for the three and nine months ended September 30, 2008:

	Three Months Ended September 30,	Nine Months Ended September 30,
		Net earnings
If interest rates increased by 1% with all other variables held constant	(483)	(1,378)

Market risk

Market risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market prices. Components of market risk to which the Fund is exposed are discussed below:

Foreign exchange risk

Foreign exchange risk refers to the risk that the value of a financial commitment, recognised asset or liability will fluctuate due to changes in foreign currency exchange rates. The risk arises primarily from firm commitments for receipts and payments settled in U.S. dollars. Management does not enter into any financial instruments to manage the risk for the foreign currency exposure. The table below provides a foreign currency sensitivity analysis on accounts receivable and accounts payable outstanding as at September 30, 2008:

	Net earnings
If the value of the U.S. dollar increased by $0.01 with all other variables held constant	(144)

NOTE 15. SUBSEQUENT EVENTS

a) *Plan of Conversion*

On November 5, 2008, Newalta Fund announced its intention to convert from an income trust to a corporation on December 31, 2008. The Conversion is subject to unitholder and other approvals and will be undertaken pursuant to a plan of arrangement to be considered at a special meeting of unitholders to be held on or about December 17, 2008. If approved, the Conversion would result in the reorganization of Newalta into a publicly-listed corporation that would own all of the units of Newalta Fund and all of the shares of the Corporation. Pursuant to the Conversion, unitholders would receive, for each unit held, one common share of the public corporation.

b) *Credit Facility*

Newalta extended the maturity of its $425.0 million credit facility to October 2010. As part of this process, $40 million was assigned by a former member of the lending syndicate to two existing and one new member. The funded debt to EBITDA covenant for the balance of 2008 was amended by maintaining the existing 3.00:1 ratio. Commencing in 2009, this covenant will be 2.50:1. Upon conversion to a corporation, the covenant will be 3.00:1 for the term of the facility.

NOTE 16. SEGMENTED INFORMATION

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Western segment recovers and resells crude oil from oilfield waste, rents drill cuttings management and solids control equipment, provides abandonment and remediation services, collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resalable products. The Eastern segment provides industrial waste collection, pre-treating, transfer, processing and disposal services and operates a fleet of specialized vehicles and equipment for waste transport and onsite processing, a lead recycling facility and an emergency response service in central and eastern Canada. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended September 30, 2008

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	99,000	59,579	-	-	158,579
Inter segment revenue[1]	128	-	(128)	-	-
Operating expense	61,123	46,046	(128)	-	107,041
Amortization and accretion expense	4,709	4,352	-	3,387	12,448
Net margin	33,296	9,181	-	(3,387)	39,090
Selling, general and administrative	-	-	-	14,097	14,097
Finance charges	-	-	-	5,952	5,952
Operating income	33,296	9,181	-	(23,436)	19,041
Capital expenditures and acquisitions[2]	19,865	12,755	-	4,493	37,113
Goodwill	62,280	41,317	-	-	103,597
Total assets	549,406	431,674	-	59,693	1,040,773

For the Three Months Ended September 30, 2007

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	93,493	39,823	-	42	133,358
Inter segment revenue[1]	105	-	(105)	-	-
Operating expense	61,618	29,278	(105)	-	90,791
Amortization and accretion expense	5,604	3,184	-	2,078	10,866
Net margin	26,376	7,361	-	(2,036)	31,701
Selling, general and administrative	-	-	-	13,545	13,545
Finance charges	-	-	-	3,632	3,632
Operating income	26,376	7,361	-	(19,213)	14,524
Capital expenditures and acquisitions[2]	19,738	11,560	-	8,039	39,337
Goodwill	62,280	41,317	-	-	103,597
Total assets	561,233	310,799	-	36,137	908,169

1 *Inter-segment revenue is recorded at market, less the costs of serving external customers.*

2 *Includes capital asset additions and the purchase price of acquisitions.*

3 *Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.*

For the Nine Months Ended September 30, 2008

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	276,501	175,113	-	80	451,694
Inter segment revenue[1]	669	-	(669)	-	-
Operating expense	176,303	133,432	(669)	-	309,066
Amortization and accretion expense	16,069	11,920	-	7,502	35,491
Net margin	84,798	29,761	-	(7,422)	107,137
Selling, general and administrative	-	-	-	44,395	44,395
Finance charges	-	-	-	17,866	17,866
Operating income	84,798	29,761	-	(69,683)	44,876
Capital expenditures and acquisitions[2]	37,122	29,089	-	12,337	78,548
Goodwill	62,280	41,317	-	-	103,597
Total assets	549,406	431,674	-	59,693	1,040,773

For the Nine Months Ended September 30, 2007

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	257,399	104,735	-	655	362,789
Inter segment revenue[1]	538	-	(538)	-	-
Operating expense	174,397	79,433	(538)	-	253,292
Amortization and accretion expense	15,029	10,647	-	4,203	29,879
Net margin	68,511	14,655	-	(3,548)	76,618
Selling, general and administrative	-	-	-	39,070	39,070
Finance charges	-	-	-	8,570	8,570
Operating income	68,511	14,655	-	(51,188)	31,978
Capital expenditures and acquisitions[2]	42,810	44,447	-	17,318	104,575
Goodwill	62,280	41,317	-	-	103,597
Total assets	561,233	310,799	-	36,137	908,169

1 *Inter-segment revenue is recorded at market, less the costs of serving external customers.*

2 *Includes capital asset additions and the purchase price of acquisitions.*

3 *Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.*

Corporate Information

BOARD OF TRUSTEES OF NEWALTA INCOME FUND

BOARD OF DIRECTORS OF NEWALTA CORPORATION

Barry D. Stewart 2, 4, 5
Independent Businessman
Calgary, Alberta

Alan P. Cadotte
President and Chief Executive Officer
Newalta Corporation
Calgary, Alberta

Ronald L. Sifton
Executive Vice President
Newalta Corporation
Calgary, Alberta

Robert M. MacDonald 1, 3
Independent Businessman
Calgary, Alberta

R. Vance Milligan, Q.C. 3, 4
Counsel
Bennett Jones LLP
Calgary, Alberta

Felix Pardo 1, 4
Independent Businessman
Cambridge, Massachusetts

R.H. (Dick) Pinder 1, 2
President
Kingsmere Corporate Finance Ltd.
Calgary, Alberta

Gordon E. Pridham 2, 3
President
Edgewater Capital Inc.
Toronto, Ontario

Clayton H. Riddell
Chairman of the Board and
Chief Executive Officer
Paramount Resources Ltd.
Calgary, Alberta

OFFICERS OF NEWALTA CORPORATION

Alan P. Cadotte
President and Chief Executive Officer

Ronald L. Sifton
Executive Vice President

Michael A. Borys
Senior Vice President, Finance and Chief Financial Officer

Peter A. Dugandzic
Executive Vice President

J. Craig Wilkie
Executive Vice President

Terry P. Donaleshen
Vice President, People,
Environment and Safety

Jim McClimans
Vice President, Finance

Doug Pecharsky
Vice President, Western Division

Harry Wells
Vice President,
Innovation and Technology

Took Whiteley 6
Vice President and
General Counsel

1 Audit Committee
2 Compensation Committee
3 Corporate Governance and Nominating Committee
4 Environment, Health and Safety Committee
5 Chairman of the Board
6 Corporate Secretary

HEAD OFFICE

211 – 11 Avenue SW
Calgary, Alberta T2R 0C6
Tel: (403) 806-7000
Fax: (403) 806-7032
www.newalta.com

Newalta has recently re-designed and expanded its website to include more detailed information on its operations. For current information and news, visit newalta.com.

Investor Relations
Anne M. MacMicken
Executive Director, Investor Relations
Tel: (403) 806-7019
Fax: (403) 806-7031
amacmicken@newalta.com

Stock Exchange
Toronto Stock Exchange
Symbol: NAL.UN
NAL.DB

Auditors
Deloitte & Touche LLP
Calgary, Alberta

Legal Counsel
Bennett Jones LLP
Calgary, Alberta

Bankers
Canadian Imperial Bank of Commerce
Bank of Montreal
Royal Bank of Canada
The Bank of Nova Scotia
The Toronto-Dominion Bank
Alberta Treasury Branches
National Bank of Canada

Transfer Agent and Registrar
Valiant Trust Company
Calgary, Alberta

NEWALTA
211 – 11th Avenue S.W.
Calgary, AB T2R 0C6
Phone: 403.806.7000
Toll Free: 800.774.8466
Fax: 403.806.7032
www.newalta.com

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Michael A. Borys, Senior Vice President, Finance and Chief Financial Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Corporation (the "issuer") for the interim period ending September 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: November 6, 2008

(signed) *Michael A. Borys*

Michael A. Borys
Senior Vice President, Finance and Chief
Financial Officer of Newalta Corporation, the
administrator of Newalta Income Fund

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Alan P. Cadotte, President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund (the "issuer") for the interim period ending September 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: November 6, 2008

(signed) *Alan P. Cadotte*

Alan P. Cadotte
President and Chief Executive Officer of
Newalta Corporation, the administrator of
Newalta Income Fund

NEWALTA

SEC
Mail Processing
Section

NOV 13 2008

Washington, DC
101

October 20, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated October 15, 2008.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

TBW/vz
Encl.

NEWALTA CORPORATION
211 - 11 Avenue S.W.
Calgary, AB T2R 0C6

TEL 403.806.7000
FAX 403.806.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces October Distribution

CALGARY, Alberta, Canada, October 15, 2008 – Newalta Income Fund ("Newalta") (TSX:NAL.UN) today announced that it has declared a cash distribution of 18.5 cents per trust unit for the month of October 2008, payable on November 17, 2008, to all unitholders of record on October 31, 2008. The ex-distribution date is October 29, 2008.

To the extent that any portion of these distributions is designated as dividends paid by Newalta, that portion is designated to be an "eligible dividend" pursuant to subsection 89(14) of the Income Tax Act (Canada) and corresponding provincial legislation.

Newalta's DRIP provides eligible unitholders with the opportunity to reinvest their monthly distribution to acquire additional trust units at a purchase price equal to 95% of the average market price. The deadline for completing and delivering enrollment forms to Valiant Trust Company is 3:00 pm (MST) on the business day immediately preceding the record date.

Based on the October 15, 2008 closing price of $9.21 per trust unit, the October distribution represents an annualized cash-on-cash yield of approximately 24.1%.

Newalta Income Fund is Canada's largest industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, lead, manufacturing, mining, oil and gas, petrochemical, pulp and paper, refining, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

- 30 -

For further information, please contact:

Anne M. MacMicken
Executive Director, Investor Relations
Phone: (403) 806-7019

NEWALTA

November 5, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated October 30, 2008.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

TBW/vz
Encl.

NEWALTA CORPORATION
211 - 11 Avenue S.W.
Calgary, AB T2R 0C6

TEL 403.806.7000
FAX 403.806.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta to Hold Third Quarter Conference Call

CALGARY, Alberta, Canada, October 30, 2008 – Newalta Income Fund ("Newalta") today announced that it will release third quarter 2008 results before the market opens on Wednesday, November 5, 2008 and will hold its quarterly conference call on the same day at 2:00 p.m. Eastern Time.

Newalta's management will review financial results for the third quarter of 2008. The call will be hosted by Al Cadotte, President and CEO; Mike Borys, Senior Vice President, Finance and CFO; and Ron Sifton, Executive Vice President.

To participate in the teleconference, please call 416-644-3430 or 1-800-587-1893. To access the simultaneous webcast, please visit www.newalta.com. For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Wednesday, November 12, 2008, by dialing 1-877-289-8525 and using the passcode 21288003#.

Newalta Income Fund is the largest Canadian industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, lead, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

- 30 -

For further information, please contact:

Anne M. MacMicken
Executive Director, Investor Relations
(403) 806-7019
www.newalta.com

END